Execution Version

KIRKLAND LAKE GOLD INC.

and

NEWMARKET GOLD INC.

ARRANGEMENT AGREEMENT

September 29, 2016

SCHEDULES
SCHEDULE A	PLAN OF ARRANGEMENT
SCHEDULE B	COMPANY ARRANGEMENT RESOLUTION
SCHEDULE C	NEWMARKET SHARE ISSUANCE RESOLUTION
SCHEDULE D	REPRESENTATIONS AND WARRANTIES OF NEWMARKET
SCHEDULE E	REPRESENTATIONS AND WARRANTIES OF COMPANY
SCHEDULE F	KEY THIRD PARTY CONSENTS

ARRANGEMENT AGREEMENT

Arrangement Agreement dated September 29, 2016 between Kirkland Lake Gold Inc. (“Kirkland” or the “Company”) and Newmarket Gold Inc. (“Newmarket”)

WHEREAS:

A.           Newmarket and Company have agreed to enter into a business combination pursuant to which Newmarket will acquire all of the Company Shares (as hereinafter defined) in exchange for Newmarket Shares (as hereinafter defined) and Newmarket and the Company intend that such exchange qualify for tax-deferred treatment for the Company Shareholders (as hereinafter defined) who hold their Company Shares as capital property pursuant to subsection 87(4) of the Tax Act (as hereinafter defined);

B.            The Parties intend to carry out the transactions contemplated herein by way of a statutory plan of arrangement which will include a triangular amalgamation, which is to be completed under the provisions of the CBCA (as hereinafter defined), and on and subject to the terms and conditions contained herein;

C.            Newmarket has entered into the Company Voting Agreements (as hereinafter defined) with the Company Supporting Shareholders (as hereinafter defined), pursuant to which, among other things, such Company Supporting Shareholders agree, subject to the terms and conditions thereof, to vote the Company Shares and any securities convertible, exercisable or exchangeable into Company Shares held by them in favour of the Company Arrangement Resolution (as hereinafter defined);

D.            Company has entered into the Newmarket Voting Agreements (as hereinafter defined) with the Newmarket Supporting Shareholders (as hereinafter defined), pursuant to which, among other things, such Newmarket Supporting Shareholders agree, subject to the terms and conditions thereof, to vote the Newmarket Shares and any securities convertible, exercisable or exchangeable into Newmarket Shares held by them in favour of the Newmarket Resolutions (as hereinafter defined); and

E.            The Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to such arrangement.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries, any offer, proposal, expression of interest or inquiry from any Person or group of Persons acting jointly or in concert, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or sale, direct or indirect, through one or more transactions, of: (i) the assets of that Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of that Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its subsidiaries, taken as a whole, or (ii) 20% or more of the issued and outstanding voting or equity securities or any securities exchangeable for or convertible into voting or equity securities of that Party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the fair market value consolidated assets of that Party and its subsidiaries, taken as a whole; (b) any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities of that Party; (c) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, joint venture, partnership, liquidation, dissolution or other similar transaction involving that Party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its subsidiaries, taken as a whole; (d) any other similar transaction or series of transactions similar to those referred to in paragraphs (a) through (c) above, involving a Party or any of its subsidiaries; or (e) any transaction or agreement which could reasonably be expected to materially impede, prevent or delay the completion of the Arrangement. For the purposes of the definition of “Superior Proposal”, reference in this definition of Acquisition Proposal to “20%” shall be deemed to be replaced by “100%”;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Company Disclosure Letter and the Newmarket Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Arrangement” means an arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and Newmarket, each acting reasonably.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and Newmarket, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, of, from or required by any Governmental Entity;

“Board” means in respect of any Party, its board of directors;

“Business Day” means any day of the year, other than a Saturday, Sunday or any statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

“CBCA” means the Business Corporations Act (Canada);

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

“Change in Recommendation” means the circumstances where, prior to Company having obtained the Company Shareholder Approval or Newmarket having obtained approval of the Newmarket Share Issuance Resolution, as applicable, the board of directors of a Party (a) fails to unanimously recommend or withdraws, amends, modifies, qualifies, or changes in a manner adverse to the other Party, or publicly proposes to or publicly state that it intends to withdraw, amend, modify, qualify or change in a manner adverse to the other Party, its approval or recommendation of the Arrangement; (b) fails to approve or recommend or reaffirm its approval or recommendation of the Arrangement within three (3) Business Days (and in any case prior to the Company Meeting and the Newmarket Meeting) after having been requested in writing by such other Party to do so; or (c) in the event of a publicly announced Acquisition Proposal, fails to approve or recommend or reaffirm its approval or recommendation of the Arrangement within five (5) Business Days after any such announcement of an Acquisition Proposal (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five (5) Business Days after any such announcement of an Acquisition Proposal (or beyond the date which is one day prior to the Company Meeting and the Newmarket Meeting, if sooner) shall be considered an adverse modification);

“Claim” means (a) any suit, action, proceeding, dispute, investigation, claim, arbitration, order, summons, citation, directive, charge, demand or prosecution, whether legal or administrative; or (b) any appeal or application for review; at law or in equity or by any Governmental Entity;

“Company Annual Financial Statements” means the audited consolidated financial statements of the Company as at, and for the years ended December 31, 2015, April 30, 2015 and April 30, 2014 including the notes thereto;

“Company Arrangement Resolution” means the special resolution of the Company Shareholders approving the Plan of Arrangement, which is to be considered at the Company Meeting substantially in the form of Schedule B hereto;

“Company Board” means the board of directors of the Company as the same is constituted from time to time;

“Company Debentures” means, collectively, the Company’s outstanding 6% convertible debentures and 7.5% convertible debentures;

“Company Disclosure Documents” means all forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be publicly disclosed or filed by Company with the Securities Authorities pursuant to applicable Securities Laws since January 1, 2014;

“Company Disclosure Letter” means the disclosure letter executed by Company and delivered to Newmarket concurrently with the execution of this Agreement;

“Company DSUs” means all deferred share units granted under the Company Equity Compensation Plan;

“Company Equity Compensation Plan” means the 2015 omnibus equity incentive compensation plan of Company;

“Company Equity Compensation Securities” means the Company Stock Options and the SAS Stock Options;

“Company Financial Advisors” means RBC Capital Markets and Maxit Capital LP, as co-advisors to the Company;

“Company Financial Statements” means, collectively, the Company Annual Financial Statements and the Company Interim Financial Statements;

“Company Interim Financial Statements” means the unaudited condensed interim consolidated financial statements of the Company as at, and for the three and six months ended June 30, 2016 and July 31, 2015 including the notes thereto;

“Company Material Contracts” means any Contract that: (a) if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect on the Company; (b) is a Contract that contains any non-competition, non-solicitation or similar obligation that restricts in any way the business of the Company or its subsidiaries; (c) relates to the disposition or acquisition by the Company after the date of this Agreement of material assets or an ownership interest in a material business or pursuant to which the Company has any material ownership or participation interest in any other Person or other business enterprise; (d) provides for obligations or entitlements or termination payments of the Company, or which has an economic value to the Company, whether or not on a contingent basis, in excess of either $5,000,000 per annum or $10,000,000 in total; (e) the Company has filed with the Securities Authorities as a material contract in accordance with applicable Securities Laws; or (f) is a joint venture agreement, royalty agreement, power supply agreement, water supply agreement, agreement with a Governmental Entity, or any other material agreement that requires the consent of a third party in order to effect the transactions contemplated by the Arrangement;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Company Arrangement Resolution;

“Company Options” means, at any time, stock options to acquire Company Shares granted under the Company Equity Compensation Plan which are, at such time, outstanding and unexercised, whether or not vested;

“Company PSUs” means the performance share units granted under the Company Equity Compensation Plan;

“Company RSUs” means all restricted share units granted under the Company Equity Compensation Plan;

“Company Securityholders” means, collectively, the holders of Company Shares, Company Options, SAS Options, Company PSUs, Company DSUs and Company RSUs;

“Company Shareholder Approval” has the meaning ascribed thereto in Subsection 2.2(c);

“Company Shareholders” means the holders of Company Shares;

“Company Shares” means common shares in the authorized share capital of Company;

“Company Special Committee” means the special committee of certain independent directors of the Company Board, that has considered the Arrangement and the transactions contemplated by this Agreement;

“Company Supporting Shareholders” means all of the senior officers and directors of the Company who own Company Shares or securities convertible or exercisable into Company Shares;

“Company Technical Reports” means, collectively, (a) the technical report prepared for the Company by Glen R. Clark & Associates Limited, entitled “Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario” dated May 22, 2015, (b) the technical report prepared for the Company Subsidiary by Douglas Cater and Keyvan Salehi, entitled “Holt-Holloway Property, Ontario, Canada” dated March 27, 2015, (c) the technical report prepared for the Company by Roscoe Postle Associates Inc., entitled “Technical Report on the Clavos Project in the Timmins Area, Northeastern Ontario, Canada” dated December 31, 2012, (d) the technical report prepared for the Company by Piere Rocque and C. Todd, entitled “Taylor Property, Ontario, Canada” dated March 29, 2012, and (e) the technical report prepared for the Company Subsidiary by Scott Wilson Mining, entitled “Technical Report on the Hislop Project, Ontario, Canada” dated August 6, 2009;

“Company Termination Payment” means $55,000,000;

“Company Termination Payment Event” has the meaning ascribed thereto in Subsection 8.3(b);

“Company Voting Agreements” means the voting agreements (including all amendments thereto) between the Company and the Newmarket Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Newmarket Shares in favour of the Newmarket Resolutions;

“Confidentiality Agreement” means the confidentiality agreement between the Parties made with effect as of July 8, 2016;

“Consideration” means the consideration to be received by Company Shareholders from Newmarket pursuant to the Plan of Arrangement in respect of each Company Share that is issued and outstanding immediately prior to the Effective Time, comprising 2.1053 Newmarket Shares (on a pre-consolidation basis) for each Company Share;

“Consideration Shares” means the Newmarket Shares to be issued by Newmarket upon the amalgamation of the Company and Subco pursuant to the Arrangement;

“Continuing Employees” has the meaning ascribed thereto in Subsection 2.15(a);

“Contract” means any written contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Defaulting Party” has the meaning ascribed thereto in Subsection 8.4;

“Depositary” has the meaning ascribed thereto in the Plan of Arrangement;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Shareholder” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date;

“Employee Plans” means, with respect to either Party, all benefit, bonus, incentive, pension, retirement, savings, stock purchase, profit sharing, stock option, stock appreciation, phantom stock, termination, change of control, life insurance, medical, health, welfare, hospital, dental, vision care, drug, sick leave, disability, and similar plans, programmes, arrangements or practices relating to any current or former director, officer or employee of that Party other than benefit plans established pursuant to statute;

“Encumbrance” means any Claim, encumbrance, Lien, charge, hypothec, pledge, mortgage, title retention agreement, security interest of any nature, adverse claim, exception, reservation, easement, right of occupation, option, right of pre-emption, privilege or any matter capable of registration against title or any Contract to create any of the foregoing;

“Environment” means the natural environment (including soil, land surface or subsurface strata, surface water, groundwater, sediment, ambient air (including all layers of the atmosphere), organic and inorganic matter and living organisms, including human health and safety, and any other environmental medium or natural resource);

“Environmental Laws” means Laws aimed at or relating to reclamation or restoration of properties; abatement of pollution; protection of the Environment; protection of wildlife, including endangered species; ensuring public safety from environmental hazards; protection of cultural or historic resources; management, treatment, storage, disposal or control of, or exposure to, Hazardous Substances; releases or threatened releases of pollutants, contaminants, chemicals or industrial, toxic or Hazardous Substances, including ambient air, surface water and groundwater; and all other Laws relating to the manufacturing, processing, distribution, use, treatment, storage, disposal, handling or transport of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes;

“Exchange” means the Toronto Stock Exchange;

“Final Order” means the final order of the Court pursuant to Section 192(3) of the CBCA in a form acceptable to the Company and Newmarket, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both the Company and Newmarket, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Newmarket, each acting reasonably) on appeal;

“Governmental Entity” means (i) any multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency including any taxing authority under the authority of any of the foregoing, (ii) any self-regulatory organization or stock exchange, including the Exchange, (iii) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Government Official” means any person qualifying as a public official or public employee under the laws of any jurisdiction in which Company or Newmarket, as applicable, or any of their respective subsidiaries conduct or intend to conduct business, including, but not limited to, (a) a person holding an official position, such as an employee, officer or director, with any Governmental Entity or state-owned or controlled enterprise; (b) any individual “acting in an official capacity”, such as a delegation of authority from a Governmental Entity to carry out official responsibilities; and (c) an official of a Public International Organization such as the United Nations, the World Bank, the International Monetary Fund, or regional development banks;

“Hazardous Substance” means any waste or other substance that is prohibited, listed, defined, designated or classified as hazardous, radioactive, corrosive, explosive, infectious, carcinogenic, or toxic or a pollutant or a contaminant under or pursuant to, or that could result in liability under, any applicable Environment Laws including petroleum and all derivatives thereof or synthetic substitutes therefor, hydrogen sulphide, arsenic, cadmium, lead, mercury, polychlorinated biphenyls (“PCBs”), mould, asbestos, asbestos-containing material, urea-formaldehyde, urea-formaldehyde-containing material and any other material substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Laws;

“IFRS” means International Financial Reporting Standards, as incorporated in the Handbook of the Canadian Institute of Chartered Accountants at the relevant time applied on a consistent basis;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Intellectual Property” means (a) all trademarks, service marks, Internet domain names and trade names, registrations and applications for registration of the foregoing, and the goodwill associated therewith and symbolized thereby, (b) patents and patent applications, (c) confidential and proprietary information, including trade secrets and know-how, and (d) copyrights and registrations and applications for registration of the foregoing;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and Newmarket, each acting reasonably;

“Joint Circular” means the notice of the Company Meeting and the notice of the Newmarket Meeting to be sent to Company Shareholders and Newmarket Shareholders, respectively, and the management information circular to be prepared in connection with the Company Meeting and the Newmarket Meeting together with any amendments thereto or supplements thereof, and any other information circular or proxy statement which may be prepared in connection with the Company Meeting and/or the Newmarket Meeting;

“Key Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals of Governmental Entities, necessary or deemed advisable by the Company, acting reasonably, to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, including but not limited to (i) in relation to Company, the approval of the Exchange in respect of the Arrangement and the grant of the Interim Order and the Final Order, (ii) in relation to Newmarket, the approval of the Exchange for the issuance and listing of the Consideration Shares, and (iii) any and all foreign investment and competition law approvals;

“Key Third Party Consents” means those consents, approvals and notices required from any third party under any Contracts or required to proceed with the transactions contemplated by this Agreement and the Plan of Arrangement, as set out in Schedule “F” hereto for each of Newmarket and Company, respectively;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended;

“Lien” means any mortgage, charge, pledge, hypothec, security interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise) or other third party interest or encumbrance of any kind, in each case, whether contingent or absolute;

“Material Adverse Effect” means, in respect of any Person, any change, effect, event or circumstance that is, or could reasonably be expected to be, material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (whether absolute, accrued, conditional or otherwise), operations or results of operations of such Person and its subsidiaries, taken as a whole, other than any change, effect, event or circumstance relating to or affecting, as applicable (i) the Canadian or the Australian economy, political conditions (including the outbreak of war or any acts of terrorism) or securities markets in general, (ii) any of the industries in which a Person or any of its subsidiaries operate; (iii) any change in applicable Laws (other than orders, judgments or decrees against such Person or any of its subsidiaries) or IFRS, or (iv) a change in the market trading price or volume of that Person that is either (A) related to this Agreement and the transactions contemplated by this Agreement or the announcement thereof, or (B) primarily a result of a change, effect, event or occurrence excluded from this definition of Material Adverse Effect referred to in clause (i), (ii) or (iii) above; provided, however, that the effect referred to in clause (i), (ii) or (iii) above does not primarily relate only to (or have the effect of primarily relating only to) such Person and its subsidiaries, taken as a whole, or disproportionately adversely affect such Person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which such Person and its subsidiaries operate. References in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretive for purposes of determining whether a Material Adverse Effect has occurred;

“material change”, “material fact” and “misrepresentation” have the meanings ascribed thereto in the Securities Act;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Newmarket Annual Financial Statements” means the audited financial statements of Newmarket as at, and for the years ended December 31, 2015 and 2014 including the notes thereto;

“Newmarket Board” means the board of directors of Newmarket as the same is constituted from time to time;

“Newmarket Board Resolution” means such ordinary or special resolution of Newmarket Shareholders as may be requested by the Company, acting reasonably, to give effect to the reconstituted board of directors of Newmarket in connection with the Arrangement as contemplated in this Agreement, which resolution will be approved at the Newmarket Meeting;

“Newmarket Broker Warrants” means the outstanding broker warrants issued to BMO Nesbitt Burns and Haywood Securities Inc.;

“Newmarket Change of Control Payments” means all obligations of Newmarket to pay severance and/or make change of control payments which may become payable to any director, officer, employee, consultant, consulting company, or service company as a result of this Arrangement;

“Newmarket Consolidation Resolution” means the special resolution of Newmarket Shareholders approving the consolidation of the Newmarket Shares on the basis of 0.475 post-consolidation common shares of Newmarket for every one existing Newmarket Share, at the Newmarket Meeting;

“Newmarket Disclosure Documents” means all forms, reports, schedules, statements, certifications and other documents, including without limitation all press releases, forms, reports, schedules, financial statements and notes and schedules to such financial statements, management’s discussion and analysis of financial condition and operations, certifications, annual information forms, management information circulars, material change reports and other documents required to be publicly disclosed or filed by Newmarket with the Securities Authorities pursuant to applicable Securities Laws since January 1, 2014;

“Newmarket Disclosure Letter” means the disclosure letter executed by Newmarket and delivered to Company prior to or concurrently with the execution of this Agreement;

“Newmarket Equity Compensation Plan Resolution” means such ordinary resolution of Newmarket Shareholders to approve a new equity incentive plan or plans in such form as requested by the Company, acting reasonably, which resolution will be approved at the Newmarket Meeting;

“Newmarket Financial Advisor” means GMP Securities L.P.;

“Newmarket Financial Statements” means, collectively, the Newmarket Annual Financial Statements and the Newmarket Interim Financial Statements;

“Newmarket Interim Financial Statements” means the unaudited condensed consolidated interim financial statements of Newmarket as at, and for the three month period ended June 30, 2016 and 2015 including the notes thereto;

“Newmarket Material Contracts” means any Contract that: (a) if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect on Newmarket; (b) is a Contract that contains any non-competition, non-solicitation or similar obligation that restricts in any way the business of Newmarket or its subsidiaries; (c) relates to the disposition or acquisition by Newmarket after the date of this Agreement of material assets or an ownership interest in a material business or pursuant to which Newmarket has any material ownership or participation interest in any other Person or other business enterprise; (d) provides for obligations or entitlements or termination payments of Newmarket, or which has an economic value to Newmarket, whether or not on a contingent basis, in excess of either $5,000,000 per annum or $10,000,000 in total; (e) Newmarket has filed with the Securities Authorities as a material contract in accordance with applicable Securities Laws; or (f) is a joint venture agreement, royalty agreement, power supply agreement, water supply agreement, agreement with a Governmental Entity, or any other material agreement that requires the consent of a third party in order to effect the transactions contemplated by the Arrangement;

“Newmarket Meeting” means the special meeting of Newmarket Shareholders, including any adjournment or postponement thereof, to be called for the purpose of considering the Newmarket Resolutions;

“Newmarket Name Change Resolution” means the special resolution of Newmarket Shareholders approving the name change of Newmarket to such name as determined by the Company, at the Newmarket Meeting;

“Newmarket Option Plans” means the stock option plans of Company and includes the following: (a) the stock option plan of the Company approved by Company Shareholders on July 6, 2015, (b) the Crocodile Gold Corp. stock option plan effective May 22, 2012, and (c) the Company stock option plan dated June 4, 2014;

“Newmarket PSU Plan” means the Share Unit Plan of Newmarket dated July 6, 2015;

“Newmarket PSUs” means the outstanding performance share units granted under the Newmarket PSU Plan;

“Newmarket Replacement Options” has the meaning ascribed thereto in the Plan of Arrangement;

“Newmarket Replacement SAS Options” has the meaning ascribed thereto in the Plan of Arrangement;

“Newmarket Replacement Securities” means the Newmarket Replacement Options and the Newmarket Replacement SAS Options;

“Newmarket Resolutions” means the Newmarket Share Issuance Resolution, the Newmarket Name Change Resolution, the Newmarket Consolidation Resolution, the Newmarket Board Resolution, and the Newmarket Equity Compensation Plan Resolution, and such other resolutions as requested by the Company, acting reasonably;

“Newmarket Shareholder Approval” means the approval by the Newmarket Shareholders of the Newmarket Resolutions at the Newmarket Meeting;

“Newmarket Shareholders” means the holders of Newmarket Shares;

“Newmarket Share Issuance Resolution” means the ordinary resolution of Newmarket Shareholders approving the issuance of the Consideration Shares (including any Newmarket Shares issuable upon the exercise of the Newmarket Replacement Options and Newmarket Replacement SAS Options), at the Newmarket Meeting substantially in the form and content set out in Schedule C;

“Newmarket Shares” means the common shares in the authorized share capital of Newmarket;

“Newmarket Supporting Shareholders” means, collectively, certain principal shareholders including Eric Sprott, and all senior officers and directors of Newmarket who own Newmarket Shares, Newmarket Options or Newmarket PSUs;

“Newmarket Technical Reports” means, collectively, (a) the technical report prepared for the Company by SRK Consulting (Australia) Pty Ltd, entitled “Amended Technical Report Preliminary Economic Assessment of the Maud Creek Gold Project, Northern Territory, Australia” dated May 18, 2016, (b) the technical report prepared for the Company by Mark Edwards, entitled “Report on the Mineral Resources and Mineral Reserves of the Northern Territory Operations in the Northern Territory, Australia” dated March 21, 2016, (c) the technical report prepared for the Company by Troy Fuller and Ion Hann, entitled “Report on the Mineral Resources and Mineral Reserves of the Fosterville Gold Mine, Victoria Australia” dated March 21, 2016; and (d) the technical report prepared for the Company by Justine Tracey, Wayne Chapman and Mark Edwards, entitled “Report on the Mineral Resources and Mineral Reserves of the Stawell Gold Mine in the State of Victoria, Australia” dated March 16, 2016;

“Newmarket Termination Payment” means $42,500,000;

“Newmarket Termination Payment Event” has the meaning ascribed thereto in Subsection 8.3(d);

“Newmarket Voting Agreements” means the voting agreements (including all amendments thereto) between Newmarket and the Company Supporting Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Company Shares in favour of the Company Arrangement Resolution;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“Non-Defaulting Party” has the meaning ascribed thereto in Subsection 8.4;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person;

“Outside Date” means January 31, 2017 or such later date as may be agreed to in writing by the Parties;

“Parties” means, collectively, the Company and Newmarket and “Party” means any one of them;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Person of Concern” means: (a) a Government Official; (b) a political party, an official of a political party (including any member of an advisory council or executive council or a political party), or a candidate for political office; (c) an immediate family member, such as a parent, spouse or sibling, or child of a person in category (a) or (b); or (d) an agent or intermediary of any person in the forgoing categories;

“Plan of Arrangement” means the plan of arrangement of Company, substantially in the form of Schedule A hereto, and any amendments or variations thereto made from time to time in accordance with this Arrangement Agreement, the Plan of Arrangement or upon the direction of the Court in the Interim Order or the Final Order with the consent of the Parties, each acting reasonably;

“Proceeding” means any court, administrative, regulatory or similar proceeding (whether civil, quasi-criminal or criminal), arbitration or other dispute settlement procedure, investigation or inquiry before or by any Governmental Entity, or any claim, action, suit, demand, arbitration, charge, indictment, hearing, demand letter or other similar civil, quasi-criminal or criminal, administrative or investigative matter or proceeding.

“Proposed Agreement” has the meaning ascribed thereto in Section 7.3.

“Release” means any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the Environment;

“Remedial Action” shall mean any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean-up, remediation, closure, site restoration, remedial response or remedial work, in each case in relation to environmental matters;

“Representative” means, collectively, in respect of a Person, its subsidiaries and its affiliates and its and their officers, directors, employees, consultants, advisors, agents or other representatives (including financial, legal or other advisors);

“SAS Options” means the options to acquire Company Shares pursuant to the SAS Option Plan;

“SAS Option Plan” means the St. Andrew Goldfield Ltd. stock option plan;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Authorities” means all applicable securities regulatory authorities, including the applicable securities commission or similar regulatory authorities in each of the provinces and territories of Canada and the Exchange;

“Securities Laws” means the Securities Act, the U.S. Securities Act, and U.S. Exchange Act, together with all other applicable state, federal and provincial securities Laws, and the rules and regulations and published policies of the securities authorities thereunder, as now in effect and as they may be promulgated or amended from time to time, and includes the rules and policies of the Exchanges;

“Solicited Party” has the meaning ascribed thereto in Subsection 7.2(b);

“Special Committee Financial Advisor” means CIBC World Markets;

“Subco” means a wholly-owned subsidiary of Newmarket to be incorporated under the CBCA;

“subsidiary” has the meaning ascribed thereto in the Securities Act;

“Superior Proposal” means any bona fide Acquisition Proposal made in writing by a third party or third parties acting jointly or in concert with one another, who deal at arm’s length to Company or Newmarket, as the case may be, after the date hereof that, in the good faith determination of the Company Board or the Newmarket Board, as applicable, after receipt of advice from its outside financial advisor and legal counsel: (i) is reasonably capable of being completed in accordance with its terms without undue delay,taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (ii) in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available; (iii) is not subject to a due diligence or access condition; (iv) did not result from a material breach of Article 7, by the receiving Party or its representatives; (v) in the case of a transaction that involves the acquisition of common shares of a Party, is made available to all Company Shareholders or Newmarket Shareholders, as the case may be, on the same terms and conditions; (vi) in the event that the receiving Party does not have the financial resources to pay the Company Termination Payment or the Newmarket Termination Payment, as applicable, the terms of such Acquisition Proposal provide that the person making such Superior Proposal shall advance or otherwise provide such Party the cash required for such Party to pay the Company Termination Payment or the Newmarket Termination Payment, as applicable, and such amount shall be advanced or provided on or before such Company Termination Payment or the Newmarket Termination Payment, as applicable, becomes payable; (vii) failure to recommend such Acquisition Proposal to the Company Shareholders or Newmarket Shareholders, as the case may be, would be inconsistent with the Company Board’s fiduciary duties or the Newmarket Board’s fiduciary duties; and (viii) taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), would result in a transaction more favourable to its shareholders, taken as a whole, from a financial point of view, than the Arrangement (after taking into account any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 7.3) .

“Superior Proposal Notice” has the meaning ascribed thereto in Subsection 7.3(a)(iii);

“Superior Proposal Notice Period” has the meaning ascribed thereto in Subsection 7.3(a)(iii);

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed by Law in respect of Taxes;

“Taxes” means any and all domestic and foreign federal, state, provincial, territorial, municipal and local taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any Governmental Entity, including without limitation pension plan contributions, tax instalment payments, unemployment insurance contributions and employment insurance contributions, workers’ compensation and deductions at source, including taxes based on or measured by gross receipts, income, profits, sales, capital, use, and occupation, and including goods and services, value added, ad valorem, sales, capital, transfer, franchise, non-resident withholding, customs, payroll, recapture, employment, excise and property duties and taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts;

“Terminating Party” has the meaning ascribed thereto in Subsection 7.3(a);

“Termination Expense Reimbursement” has the meaning ascribed thereto in Section 8.4;

“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Tax Code” has the meaning ascribed thereto in Section 2.13;

1.2	Interpretation

For the purposes of this Agreement, except as otherwise expressly provided:

(a)

“this Agreement” means this Arrangement Agreement, including the recitals and Schedules hereto, and not any particular Article, Section, Subsection or other subdivision, recital or Schedule hereof, and includes any agreement, document or instrument entered into, made or delivered pursuant to the terms hereof, as the same may, from time to time, be supplemented or amended and in effect;

(b)

the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, Subsection, or other subdivision, recital or Appendix hereof;

(c)

all references in this Agreement to a designated “Article”, “Section”, “Subsection” or other subdivision, recital or “Schedule” hereof are references to the designated Article, Section, Subsections or other subdivision, recital or Schedule to, this Agreement;

(d)

the division of this Agreement into Articles, Sections, Subsections and other subdivisions, recitals or Schedule, the inclusion of a table of contents and the insertion of headings and captions are for convenience of reference only and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;

(e)

a reference to a statute in this Agreement includes all regulations, rules, policies or instruments made thereunder, all amendments to the statute, regulations, rules, policies or instruments in force from time to time, and any statutes, regulations, rules, policies or instruments that supplement or supersede such statute, regulations, rules, policies or instruments;

(f)	the word “including” is not limiting, whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto; and

(g)	all references in this Agreement to Newmarket Shares, the exchange ratio or the Consideration Shares are on a non-consolidated basis.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuters and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars. All references to US$ refers to Untied States dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Company or Newmarket shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature in respect of Company required to be made shall be made in a manner consistent with IFRS consistently applied.

1.7	Knowledge

Where any representation or warranty is expressly qualified by reference to the knowledge of Company or Newmarket, as the case may be, it shall be deemed to refer to the actual knowledge, after making reasonable inquiries regarding the relevant matter, of: (a) in respect of Newmarket, Douglas Forster, President and Chief Executive Officer, Robert Dufour, Chief Financial Officer and Darren Hall, Chief Operating Officer; and (b) in respect of the Company, Anthony Makuch, President and Chief Executive Officer, Perry Ing, Chief Financial Officer, Keyvan Salehi, Vice President Corporate Development & Technical Services and Jennifer Wagner, Corporate Legal Counsel.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A – Plan of Arrangement

Schedule B – Company Arrangement Resolution

Schedule C – Newmarket Share Issuance Resolution

Schedule D – Representations and Warranties of Newmarket Schedule E – Representations and Warranties of Company

Schedule F – Key Third Party Consents

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable, Company shall apply to the Court in a manner acceptable to Newmarket, acting reasonably, pursuant to the CBCA and in cooperation with Newmarket, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	fix the record date for the purposes of determining the Company Shareholders entitled to receive notice of and vote at the Company Meeting;

(c)

that the requisite approval for the Company Arrangement Resolution shall be at least two-thirds of the votes cast by the Company Shareholders present in person or by proxy at the Company Meeting plus any minority approval if so required pursuant to MI 61-101 (the “Company Shareholder Approval”);

(d)	that, in all other respects, the terms, conditions and restrictions of the Company constating documents, including quorum requirements and other matters, shall apply in respect of the Company Meeting;

(e)	for the grant of Dissent Rights only to the Company Shareholders who are registered Company Shareholders;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Company Meeting may be adjourned or postponed from time to time by Company subject to the terms of this Agreement without the need for additional approval of the Court;

(h)

that the Parties intend to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act, with respect to the issuance of the Consideration, the Newmarket Replacement Options and the Newmarket Replacement SAS Options to be issued pursuant to the Arrangement based on the Court’s approval of the Arrangement; and

(i)

for such other matters as Newmarket and/or Company may reasonably require, subject to obtaining the prior consent of Company and/or Newmarket, respectively, such consent not to be unreasonably withheld or delayed.

2.3	Obligations of Company

Subject to the terms of this Agreement:

(a)

Company agrees to convene and conduct the Company Meeting in accordance with the Interim Order, Company’s articles, by-laws and applicable Law as soon as reasonably practicable. To the extent the Newmarket Meeting is adjourned or delayed for any reason, the Company Meeting may also be adjourned to such later date such that the Company Meeting and the Newmarket Meeting may occur on the same day.

(b)

Company shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without Newmarket’s prior written consent, such consent not to be unreasonably withheld or delayed, provided, however, that, if Company provides Newmarket with a Superior Proposal Notice on a date that is less than ten (10) days prior to the Company Meeting, Company may, and shall upon the request of Newmarket, adjourn the Company Meeting to a date that is not later than ten (10) days after the scheduled date of the Company Meeting.

(c)

As promptly as reasonably practicable following execution of this Agreement, but subject to Subsection 2.3(a), Company shall (i) together with Newmarket, prepare the Joint Circular, (subject to Newmarket’s right to prepare a notice of Newmarket Meeting and accompanying management information circular of Newmarket in lieu of any such Joint Circular), together with any other documents required by applicable Laws and (ii) cause the Joint Circular to be sent to Company Shareholders and any other securityholders of Company and filed in all jurisdictions where the same is required to be filed in accordance with all applicable Laws and by the Interim Order. Company shall ensure that the Joint Circular complies in all material respects with all applicable Laws and without limiting the generality of the foregoing, that the Joint Circular contains sufficient detail to permit the Company Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Company Meeting. Notwithstanding the foregoing, Company shall retain the right to prepare a notice of Company Meeting and accompanying management information circular of Company in lieu of the Joint Circular.

(d)

Company shall promptly provide all information regarding Company, its subsidiaries and Company Shares, including any pro forma financial statements prepared in accordance with IFRS and applicable Laws, as required by the Interim Order and applicable Laws for inclusion (or, permitted, for incorporation by reference) in the Joint Circular or in any amendments supplements to such Joint Circular. Company shall also use commercially reasonable efforts obtain any necessary consents from any of its auditors, technical consultants and any other advisors to the use of any financial, technical or other expert information required to be included or incorporated by reference in the Joint Circular and to the identification in the Joint Circular each such advisor. Company shall take all reasonable steps to ensure that Joint Circular does contain any misrepresentation concerning the Company (Company shall not be responsible Newmarket for any information relating to Newmarket and its subsidiaries, including in relation the Newmarket Shares, which information shall be the responsibility of Newmarket).

(e)

Company shall give Newmarket and its legal counsel and financial advisors a reasonable opportunity to review and comment on the Joint Circular and all such other documents and Joint Circular and all such other documents shall be reasonably satisfactory to Newmarket, acting reasonably, before they are printed, or distributed to Company Shareholders or filed with Governmental Entity, subject to any disclosure obligations imposed on Company by Securities Authorities.

(f)

Company shall promptly notify Newmarket if at any time before the Effective Date Company becomes aware that the Joint Circular contains a misrepresentation, or otherwise requires amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Joint Circular as required or appropriate, and Company shall promptly or otherwise publicly disseminate any amendment or supplement to the Joint Circular Company Shareholders and, if required by applicable Laws, file the same with any Governmental Entity and as otherwise required.

(g)	Company shall disclose in the Joint Circular:

(i)	that the Company Board has received fairness opinions from the Company Financial Advisors that the Arrangement is fair, from a financial point of view, to the Company Shareholders;

(ii)	a summary of the general terms of the fairness opinions received from the Company Financial Advisors and such fairness opinions shall be included in the Joint Circular;

(iii)

that the Company Board has determined, after receiving financial and legal advice, that the Consideration to be received by Company Shareholders pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Company, and the Company Board recommends that the Company Shareholders vote in favour of the Company Arrangement Resolution; and

(iv)

that each director and senior officer of Company that has executed a Company Voting Agreement intends to vote all of such Person’s Company Shares (including any Company Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Company Shares) in favour of the Company Arrangement Resolution, subject to the other terms of this Agreement and the Company Voting Agreements.

(h)

Subject to Article 7, Company shall solicit proxies from Company Shareholders in favour of the Company Arrangement Resolution and against any resolution submitted by any person that is inconsistent with, or which seeks (without Newmarket’s consent) to hinder or delay the Company Arrangement Resolution and the completion of the transactions contemplated hereby, including, if so requested by Newmarket, acting reasonably, using the services of dealers and proxy solicitation services and permitting Newmarket to otherwise assist Company in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Company Arrangement Resolution.

(i)

Company will advise Newmarket from time to time as Newmarket may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by Company in respect of the Company Arrangement Resolution.

(j)

Company will promptly advise Newmarket of any written notice of dissent or purported exercise by any Company Shareholder of Dissent Rights received by Company and any withdrawal of Dissent Rights received by Company and any written communications sent by or on behalf of Company to any Company Shareholder exercising or purporting to exercise Dissent Rights.

(k)

Company shall keep Newmarket informed of any material requests or comments made by any Securities Authorities to Company in connection with the Joint Circular and promptly provide Newmarket with copies of any correspondence received by Company from, or sent by Company to, any Securities Authorities in connection with the Joint Circular.

(l)	Company will provide notice to Newmarket of the Company Meeting and allow representatives of Newmarket to attend the Company Meeting.

(m)

If the Parties elect to prepare their own management information circulars in lieu of a Joint Circular, the provisions of this Section 2.3 shall apply to the stand-alone management information circular mutatis mutandis.

2.4	Obligations of Newmarket

Subject to the terms of this Agreement:

(a)

Newmarket agrees to convene and conduct the Newmarket Meeting for the purpose of obtaining approval of the Newmarket Resolutions in accordance with Newmarket’s articles, by-laws and applicable Law and will use commercially reasonable efforts to schedule the Newmarket Meeting on the same day as the Company Meeting and, in any event no later than the date of the Company Meeting. To the extent the Company Meeting is adjourned or delayed for any reason, the Newmarket Meeting may also be adjourned to such later date such that the Newmarket Meeting and the Company Meeting may occur on the same day.

(b)

Newmarket shall not, except as required for quorum purposes, as required by Law, or otherwise as permitted under this Agreement, adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Newmarket Meeting without Company’s prior written consent, such consent not to be unreasonably withheld or delayed, provided, however, that, if Newmarket provides Company with a Superior Proposal Notice on a date that is less than ten (10) days prior to the Newmarket Meeting, Newmarket may, and shall upon the request of Company, adjourn the Newmarket Meeting to a date that is not later than ten (10) days after the scheduled date of the Newmarket Meeting.

(c)

As promptly as reasonably practicable following execution of this Agreement but subject to Subsection 2.4(a), Newmarket shall (i) together with Company, prepare the Joint Circular (subject to Company’s right to prepare a notice of Company Meeting and accompanying management information circular of Company in lieu of any such Joint Circular), together with any other documents required by applicable Laws in connection with the Newmarket Resolutions and (ii) cause the Joint Circular to be sent to Newmarket Shareholders and filed in all jurisdictions where the same is required to be filed in accordance with all applicable Laws. Newmarket shall ensure that the Joint Circular complies in all material respects with all applicable Laws and without limiting the generality of the foregoing, that the Joint Circular contains sufficient detail to permit the Newmarket Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Newmarket Meeting. Notwithstanding the foregoing, Newmarket shall retain the right to prepare a notice of Newmarket Meeting and accompanying management information circular of Newmarket in lieu of the Joint Circular.

(d)

Newmarket shall promptly provide to the Company all information regarding Newmarket, its subsidiaries and the Newmarket Shares, as required by applicable Laws for inclusion (or, if permitted, for incorporation by reference) in the Joint Circular or in any amendments or supplements to such Joint Circular. Newmarket shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors, technical consultants and any other advisors to the use of any financial, technical or other expert information required to be included or incorporated by reference in the Joint Circular and to the identification in the Joint Circular of each such advisor. Newmarket shall take all reasonable steps to ensure that the Joint Circular does not contain any misrepresentation concerning Newmarket (Newmarket shall not be responsible to Company for any information relating to Company and its subsidiaries, including in relation to the Company Shares, which information shall be the responsibility of the Company).

(e)

Newmarket shall give Company and its legal counsel a reasonable opportunity to review and comment on the Joint Circular and all such other documents and the Joint Circular and all such other documents shall be reasonably satisfactory to Company, acting reasonably, before they are printed, or distributed to Newmarket Shareholders or filed with any Governmental Entity, subject to any disclosure obligations imposed on Newmarket by any Securities Authorities

(f)

Newmarket shall promptly notify Company if at any time before the Effective Date Newmarket becomes aware that the Joint Circular contains a misrepresentation, or otherwise requires an amendment or supplement, and the Parties shall co-operate in the preparation of any amendment or supplement to the Joint Circular as required or appropriate, and Newmarket shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Joint Circular to Newmarket Shareholders and, if required by applicable Laws, file the same with any Governmental Entity and as otherwise required.

(g)	Newmarket shall disclose in the Joint Circular:

(i)	that the Newmarket Board has received a fairness opinion from the Newmarket Financial Advisor that the Arrangement is fair to Newmarket;

(ii)	a summary of the general terms of the fairness opinion received from the Newmarket Financial Advisor and such fairness opinion shall be included in the Joint Circular;

(iii)

that the Newmarket Board has determined that entering into this Agreement and, subject to the terms and conditions contained herein, completing the transactions contemplated by this Agreement is in the best interests of Newmarket and the Newmarket Board recommends that the Newmarket Shareholders vote in favour of the Newmarket Resolutions; and

(iv)

that each director and senior officer of Newmarket that has executed a Newmarket Voting Agreement intends to vote all of such Person’s Newmarket Shares (including any Newmarket Shares issued upon the exercise of any securities convertible, exercisable or exchangeable into Newmarket Shares) in favour of the Newmarket Shareholder Approval, subject to the other terms of this Agreement and the Newmarket Voting Agreements.

(h)

Subject to Article 7, Newmarket shall solicit proxies from Newmarket Shareholders in favour of the Newmarket Resolutions and against any resolution submitted by any person that is inconsistent with, or which seeks (without Company’s consent) to hinder or delay the Newmarket Resolutions and the completion of the transactions contemplated hereby, including, if so requested by Company, acting reasonably, using the services of dealers and proxy solicitation services and permitting Company to otherwise assist Newmarket in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Newmarket Resolutions.

(i)

Newmarket will advise Company from time to time as Company may reasonably request, and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Newmarket Meeting, as to the aggregate tally of the proxies received by Newmarket in respect of the Newmarket Resolutions.

(j)

Newmarket will promptly advise the Company of any written notice of dissent or purported exercise by any Newmarket Shareholder of dissent rights received by Newmarket and any withdrawal of Dissent Rights received by Newmarket and any written communications sent by or on behalf of Newmarket to any Newmarket Shareholder exercising or purporting to exercise dissent rights.

(k)

Newmarket shall keep Company informed of any material requests or comments made by any Securities Authorities in connection with the Joint Circular and promptly provide Company with copies of any correspondence received by Newmarket from, or sent by Newmarket to, any Securities Authorities in connection with the Joint Circular.

(l)	Newmarket shall provide notice to Company of the Newmarket Meeting and allow representatives of Company to attend the Newmarket Meeting.

(m)

If the Parties elect to prepare their own management information circulars in lieu of a Joint Circular, the provisions of this Section 2.4 shall apply to the stand-alone management information circular mutatis mutandis.

2.5	Final Order

If the Interim Order is obtained, the Company Arrangement Resolution is passed at the Company Meeting as required by applicable Law and the Newmarket Share Issuance Resolution is passed at the Newmarket Meeting as required by applicable Law, then, subject to the terms of this Agreement, Company shall forthwith apply to the Court for the Final Order pursuant to Section 192(3) of the CBCA approving the Arrangement on terms satisfactory to each of Company and Newmarket acting reasonably.

2.6	Court Proceedings

Company will provide Newmarket and its legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Interim Order and the Final Order, and will give reasonable consideration to all such comments. Subject to applicable Law, Company will not file any material with the Court in connection with the Interim Order and the Final Order, or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Agreement, the Plan of Arrangement, or with Newmarket’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided, however, that nothing herein shall require Newmarket to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Newmarket’s obligations set forth in any such filed or served materials or under this Agreement or the Plan of Arrangement. Company shall also provide to Newmarket and to Newmarket’s legal counsel on a timely basis copies of any response or other Court documents served on Company in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Company indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order. Company will, subject to applicable Laws, ensure that all materials filed with the Court in connection with the Interim Order and the Final Order, are consistent in all material respects with the terms of this Agreement and the Plan of Arrangement. In addition, Company will not object to legal counsel to Newmarket making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided, however, that Company is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement. Company will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Newmarket.

2.7	Articles of Arrangement and Effective Date

The Company shall file the Articles of Arrangement with the Director within two Business Days after the satisfaction or, where permitted, the waiver of the conditions (excluding conditions set forth in Sections 6.1(d), 6.1(f), 6.2(a), 6.2(b), 6.2(c), 6.2(d), 6.3(a), 6.3(b), 6.3(c), 6.3(g), and 6.3(h) but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. Each of Company and Newmarket agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.5 of this Agreement to include such other terms determined to be necessary or desirable by Newmarket or Company, as the case may be, provided, however, that the Plan of Arrangement shall not be amended in any manner which has the effect of changing the Consideration, or which is otherwise prejudicial to the Company Shareholders, other parties to be bound by the Plan of Arrangement or the Newmarket Shareholders or is inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Cassels Brock & Blackwell LLP, 2100 Scotia Plaza, 40 King Street West, Toronto, Ontario, M5H 3C2 at 10:00 a.m. (Toronto time) on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.8	Payment of Consideration

Newmarket will, following receipt by Company of the Final Order deposit in escrow with the Depositary sufficient Newmarket Shares to satisfy the issuance of Consideration Shares to the Company Shareholders.

2.9	Announcements and Consultations

Newmarket and Company shall consult with each other with respect to issuing any press release, preparing any presentations or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity with respect to this Agreement or the Arrangement, except as permitted by Article 7. Each of Newmarket and Company shall use commercially reasonable efforts to enable the other Party to review and comment on all such press releases, presentations, public statements and filings prior to the release or filing, respectively, thereof, and neither Newmarket nor Company shall release, make or file any press release, presentation, public statements or filing without the prior written consent of the other Party (which consent shall not be unreasonably withheld or delayed), provided, however, that the obligations herein shall not prevent a Party from making such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange, and the Party making such disclosure shall use all commercially reasonable efforts to enable the other Party to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. Reasonable consideration shall be given to any comments made by the other Party and its counsel.

2.10	Withholding Taxes

The Parties, the Depositary and any Person on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person (including, for greater certainty and as applicable, any Company Shareholder, any Person entitled to a “change of control” or other bonuses and any Dissenting Shareholder) such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted and withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent necessary, such deductions and withholdings may be effected by selling any Newmarket Shares to which any such person may otherwise be entitled under the Plan of Arrangement, and any amount remaining following the sale, deduction and remittance shall be paid to the person entitled thereto as soon as reasonably practicable.

2.11	List of Shareholders

(a)

Subject to Section 9.1, at the reasonable request of Newmarket from time to time, Company shall provide Newmarket with a list (in both written and/or electronic form) of (i) the registered Company Shareholders, holders of Company Option and Company PSUs, together with their addresses and respective holdings of Company Shares, Company Options and Company PSUs; (ii) the names and addresses and holdings of all Persons having any other rights issued by Company to acquire Company Shares; and (iii) a list of non-objecting beneficial owners of Company Shares, together with their addresses and respective holdings of Company Shares. Company shall from time to time furnish Newmarket with such additional information, including updated or additional lists of Company Shareholders and lists of holders of Company Options and Company PSUs and other assistance as Newmarket may reasonably request.

(b)

Subject to Section 9.1, at the reasonable request of Company from time to time, Newmarket shall provide Company with a list (in both written and/or electronic form) of (i) the registered Newmarket Shareholders, holders of Newmarket Options and PSUs, together with their addresses and respective holdings of Newmarket Securities; and (ii) a list of non-objecting beneficial owners of Newmarket Shares, together with their addresses and respective holdings of Newmarket Shares. Newmarket shall from time to time furnish Company with such additional information, including updated or additional lists of Newmarket Shareholders and other assistance as Newmarket may reasonably request.

2.12	U.S. Securities Law Matters

The Parties agree that the Arrangement will be carried out with the intention that all Consideration Shares issued on completion of the Arrangement to Company Shareholders and all Newmarket Replacement Options and Newmarket Replacement SAS Options issued upon completion of the Arrangement holders of Company Equity Compensation Securities will be issued by Newmarket in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder and pursuant to exemptions from applicable state Securities Laws. In order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to issue the Interim Order;

(c)

the Court will be required to satisfy itself as to the substantive and procedural fairness of the Arrangement to the Company Shareholders and the holders of Company Equity Compensation Securities, subject to the Arrangement;

(d)

Company will ensure that each Company Shareholder and holder of Company Equity Compensation Securities entitled to receive Consideration Shares, Newmarket Replacement Securities, as applicable, on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

the Company Shareholders entitled to receive Consideration Shares will be advised that the Consideration Shares issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Newmarket in reliance on the exemption from registration provided under Section 3(a)(10) of the U.S. Securities Act;

(f)

holders of Company Options and SAS Options entitled to receive Newmarket Replacement Securities will be advised that the Newmarket Replacement Securities issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Newmarket in reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act, but that such exemption does not exempt the issuance of securities upon the exercise of securities that were previously issued in reliance on the exemption provided under Section 3(a)(10) of the U.S. Securities Act; therefore, the common shares of Newmarket issuable upon exercise of the Newmarket Replacement Securities cannot be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and the Newmarket Replacement Securities may only be exercised pursuant to a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any;

(g)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being substantially and procedurally fair to the Company Shareholders and the holders of Company Equity Compensation Securities;

(h)

the Interim Order approving the Company Meeting will specify that each Company Shareholder and each holder of Company Equity Compensation Securities will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time and in accordance with the requirements of Section 3(a)(10) under the U.S. Securities Act; and

(i)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Newmarket pursuant to the Plan of Arrangement.”

2.13	United States Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”) and this Agreement and the Plan of Arrangement are intended to be a “plan of reorganization” within the meaning of the United States Treasury Regulations promulgated under Section 368 of the U.S. Tax Code for purposes of Sections 354 and 361 of the U.S. Tax Code. Each of the parties hereto shall treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, shall treat this Agreement and the Plan of Arrangement as a “plan reorganization” within the meaning of the United States Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and shall not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by applicable law. Except as otherwise required by this Agreement or the Plan of Arrangement, each party hereto shall act in manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and shall not take any action, or knowingly fail to take any action, if such action or failure to act would reasonably be expected to prevent the Arrangement from qualifying as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code. Notwithstanding the foregoing, neither party hereto makes any representation, warranty or covenant to any other party or to any Company Shareholder, holder of Newmarket Shares or other holder of Company securities or Newmarket securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax law.

2.14	Board of Directors and Executive Officers

Newmarket shall take all necessary actions (including obtaining shareholder approval, where applicable) to ensure that upon the completion of the Arrangement:

(a)

The board of directors of Newmarket will be reconstituted to consist of ten (10) directors, two (2) of whom will be nominated by Newmarket, and such nominees shall be Raymond Threlkeld and Maryse Belanger and eight of whom will be nominated by the Company; and

(b)

All members of senior management of Newmarket shall resign as of the Effective Time and be replaced with the senior management of the Company, provided that Darren Hall shall be appointed as President, Australian Operations, and all senior managers of Newmarket’s operations shall continue on in their current capacities.

2.15	Employees and Change of Control Payments

(a)

Unless otherwise agreed among the Parties prior to the Effective Date, the employment of all employees of Company and Newmarket or as set out in Section 2.14(b) will be continued by Newmarket. At and after the Effective Time, the continuing employees (the “Continuing Employees”) shall continue their employment on the same terms and conditions on which they are currently employed, with “years of service” at the Company being calculated based on the Continuing Employees’ original start date at Company or Newmarket, as applicable, and Newmarket will comply with the terms of all existing employment agreements in accordance with their terms;

(b)

Subject to confirmation that insurance coverage is maintained as contemplated in Section 7.5, Newmarket will use its commercially reasonable efforts to obtain and deliver to the Company at the Effective Time, duly executed and legally binding resignations, effective as of the Effective Date, of each director (the “Resigning Directors”) and officer (the “Resigning Officers”) of Newmarket and its subsidiaries as the Company may reasonably require, together with corresponding releases in favour of Newmarket and its subsidiaries, as applicable, each in a form reasonably satisfactory to the Company, acting reasonably;

(c)

Each of Company and Newmarket will deliver to each Resigning Director and Resigning Officer who delivers a resignation under Section 2.16(b), a release in favour of such Resigning Director or Resigning Officer, each in form and substance satisfactory to the other Party, acting reasonably; and

(d)

Newmarket will make all Newmarket Change of Control Payments, bonus payments and termination and severance payments contemplated by Section 2.15(d) of the Newmarket Disclosure Letter, on or prior to the Effective Date to each officer or employee of any level of Newmarket, as applicable, that will not be a Continuing Employee at the Effective Time.

2.16	Reorganization

(a)

Subject to Section 2.15(d), Newmarket shall use its commercially reasonable efforts to effect such reorganization of its business, operations, subsidiaries and assets or such other transactions (each, a “Pre-Acquisition Reorganization”) as the Company may reasonably request prior to the Effective Date, and the Plan of Arrangement, if required, shall be modified accordingly; provided, however, that Newmarket need not effect a Pre-Acquisition Reorganization which would (i) impede or materially delay the consummation of the Arrangement or (ii) would require Newmarket to obtain the prior approval of the Newmarket Shareholders in respect of such Pre-Acquisition Reorganization other than at the Newmarket Meeting without limiting the foregoing, Newmarket shall use its commercially reasonable efforts to obtain all necessary consents, approvals or waivers from any persons to effect each Pre-Acquisition Reorganization, and Newmarket shall cooperate with the Company in structuring, planning and implementing any such Pre-Acquisition Reorganization. The Company shall provide written notice to Newmarket of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the date of the Newmarket Meeting.

(b)	Newmarket will not be obligated to participate in any Pre-Acquisition Reorganization under Section 2.16(a) unless such Pre-Acquisition Reorganization:

(i)	can be completed immediately prior to or on the Effective Date and can be unwound in the event the Arrangement is not consummated without adversely affecting Newmarket in any manner;

(ii)	is not prejudicial to Newmarket, any of its officers or directors, or the Newmarket Shareholders (as a whole), in any material respect;

(iii)	does not require any director or officer of Newmarket to assume any personal liability;

(iv)	does not unreasonably interfere in Newmarket’s material operations prior to the Effective Time;

(v)	does not require Newmarket to contravene any applicable Laws, its organizational documents or any Newmarket Material Contract; and

(vi)

does not require Newmarket to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any Newmarket Shareholder incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any Pre-Acquisition Reorganization.

(c)

The Company agrees that it will be responsible for all costs and expenses associated with any Pre-Acquisition Reorganization, and any corporate actions contemplated by Section 2.16(a), to be carried out at its request, including any structuring and unwinding costs (including any Tax costs) reasonably incurred in connection with any proposed or completed Pre-Acquisition Reorganization in the event the Arrangement is not consummated and shall indemnify Newmarket for any adverse circumstances resulting from any Pre-Acquisition Reorganization.

(d)

The Company acknowledges and agrees that the planning for and implementation of any Pre- Acquisition Reorganization shall not be considered a breach of any covenant under this Agreement and shall not be considered in determining whether a representation or warranty of Newmarket hereunder has been breached. The Company and Newmarket shall work cooperatively and use reasonable commercial efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization and shall seek to have any such Pre-Acquisition Reorganization made effective (i) as of the last moment of the Business Day ending immediately prior to the Effective Date, (ii) on the Effective Date (as part of the Plan of Arrangement or otherwise) or (iii) as the Parties may otherwise agree in writing. For greater certainty, Newmarket shall not be liable for the failure of the Company to benefit from any anticipated Tax efficiency as a result of a Pre-Acquisition Reorganization.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF COMPANY

3.1	Representations and Warranties of Company

Except to the extent qualified by the Company Disclosure Letter, Company represents and warrants to Newmarket as set forth in Schedule E and acknowledges and agrees that Newmarket is relying upon such representations and warranties in connection with the entering into of this Agreement. Any investigation by Newmarket or its Representatives shall not mitigate, diminish or affect the representations and warranties of Company pursuant to this Agreement.

3.2	Survival of Representations and Warranties

The representations and warranties of Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF NEWMARKET

4.1	Representations and Warranties of Newmarket

Except to the extent qualified by the Newmarket Disclosure Letter, Newmarket represents and warrants to Company as set forth in Schedule D and acknowledges and agrees that Company is relying upon such representations and warranties in connection with the entering into of this Agreement. Any investigation by Company or its Representatives shall not mitigate, diminish or affect the representations and warranties of Newmarket pursuant to this Agreement.

4.2	Survival of Representations and Warranties

The representations and warranties of Newmarket contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of Company Relating to the Arrangement

Company shall, and shall cause its subsidiaries to, use reasonable commercial efforts to perform all obligations required to be performed by Company or any of its subsidiaries under this Agreement, cooperate with Newmarket in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable,the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Company shall and, where appropriate, shall cause its subsidiaries to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to the Company that are required or deemed by the Company to be advisable, and in doing so, keep Newmarket reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing Newmarket with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to Newmarket’s outside counsel on an “external counsel” basis), in order for Newmarket to provide its comments thereon, which shall be given due and reasonable consideration;

(b)

use its commercially reasonable efforts to provide such information to Newmarket, as may be deemed necessary or desirable by Newmarket, acting reasonably, in connection with any Key Regulatory Approvals to be obtained by Newmarket;

(c)	use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all Key Third Party Consents to be obtained by the Company;

(d)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Company to consummate the Arrangement or the other transactions contemplated by this Agreement;

(f)	provide such assistance as may reasonably requested by Newmarket for the purposes of completing the Newmarket Meeting; and

(g)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps as set forth in the Interim Order.

Company covenants and agrees that at all times prior to the Effective Time, unless Newmarket shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, it shall:

5.2	Covenants of Company Relating to the Conduct of Business

(a)

conduct its business and affairs and maintain its assets, and not take any action except, in the usual, ordinary and regular course of business consistent with past practice and in compliance with applicable Laws;

(b)

use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its directors, officers and senior employees and preserve the current material relationships with suppliers, senior employees, consultants, customers and others having business relationships with it, in each case except in accordance with the usual, ordinary course of business consistent with past practices;

(c)	duly and timely file all Tax Returns required to be filed by it or any subsidiaries on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(d)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it or any subsidiaries to the extent due and payable;

(e)	not:

(i)

issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any Company Shares or any securities convertible into Company Shares (other than in connection with the exercise, in accordance with their respective terms, of outstanding Company Options or other convertible securities) or except as provided for in this Agreement, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the outstanding Company Options or other convertible securities;

(ii)

amend or propose to amend its articles or by-laws or other constating documents; or, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Company Shares or undertake or propose to undertake any other capital reorganization or change in Company Shares, any other of its securities or its share capital;

(iii)	sell, pledge, lease, dispose of or encumber any assets, rights or properties, except in the ordinary course of business consistent with past practice;

(iv)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

(v)	except as contemplated by this Agreement, pursue any corporate acquisition, merger or make any other material change to its business or affairs;

(vi)	enter into or complete any transaction not in the ordinary course of business consistent with past practice or in accordance with plans disclosed in the Company Disclosure Letter;

(vii)

subject to applicable Law, fail to notify Newmarket immediately orally and then promptly in writing of any material change (within the meaning of the Securities Act (Ontario)) in relation to Company and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(viii)	enter into or agree to the terms of any material joint venture or similar agreement, arrangement or relationship;

(ix)

incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligation of any other Person or make any loans, capital contribution, investments or advances except in the ordinary course of business;

(x)	engage in any transaction with any related parties other than in the ordinary course of business consistent with past practice;

(xi)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing Company Material Contract, material Authorization or other material document, without first advising Newmarket and obtaining Newmarket’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Newmarket, acting reasonably, other than in the ordinary course of business ;

(xii)

other than as disclosed in the Company Disclosure Letter, enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of this Agreement;

(xiii)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xiv)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xv)

commence, settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation that is material to Company and involving Company or its material assets without the prior written consent of Newmarket;

(xvi)	fail to duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws;

(xvii)	make any changes to existing accounting policies or internal controls other than as required by applicable Law or by IFRS;

(xviii)

except as required by Law, change any method of reporting income, deductions or Tax accounting, make or change any material Tax election, file any materially amended Tax Returns, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(xix)

take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of Company set forth in this Agreement;

(xx)

(i) offer, promise, pay, authorize or take up any act in furtherance of any offer, promise, payment or authorization or payment of anything of value, directly or indirectly, to any Governmental Entity or Person of Concern for the purpose of securing discretionary action or inaction or a decision of a Governmental Entity, influence over discretionary action of a Governmental Entity, or any improper advantage; or (ii) take any action which is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the United Kingdom Bribery Act 2010, the U.S. Foreign Corrupt Practices Act, or similar applications Laws of any other jurisdiction prohibiting corruption, bribery, money laundering, in connection with any of their business; or

(xxi)	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections;

(f)

use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)	promptly notify Newmarket in writing of any circumstances or development that, to the knowledge of Company, is or could reasonably be expected to constitute a Material Adverse Effect; and

(h)

make adjustments to the Consideration if on or after the date hereof, the Company sets a record date for any dividend or other distribution in respect of the Company Shares that is prior to the Effective Time or pay any dividend or other distribution on the Company Shares prior to the Effective Time, which adjustments shall be determined by the Company and Newmarket acting in good faith, to be necessary to restore the original intention of the Parties in the circumstances.

5.3	Covenants of Newmarket Relating to the Arrangement

Newmarket shall, and shall cause its subsidiaries to use commercially reasonable efforts to perform all obligations required to be performed by Newmarket or any of its subsidiaries under this Agreement, cooperate with Company in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Newmarket shall and, where appropriate, shall cause its subsidiaries to:

(a)

apply for and use its commercially reasonable efforts to obtain all Key Regulatory Approvals relating to Newmarket, that are required or deemed by the Company to be advisable and, in doing so, keep the Company reasonably informed as to the status of the proceedings related to obtaining the Key Regulatory Approvals, including providing the Company with copies of all related applications and notifications, in draft form (except where such material is confidential in which case it will be provided (subject to applicable Laws) to the Company’s outside counsel on an “external counsel” basis), in order for the Company to provide its comments thereon, which shall be given due and reasonable consideration;

(b)

use its commercially reasonable efforts to provide such information to the Company, as may be deemed necessary or desirable by the Company, acting reasonably, in connection with any Key Regulatory Approvals to be obtained by the Company;

(c)	use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all Key Third Party Consents to be obtained by Newmarket;

(d)

use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against Newmarket challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(e)

not take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Newmarket to consummate the Arrangement or the other transactions contemplated by this Agreement;

(f)

until the earlier of the Effective Time and termination of this Agreement in accordance with its terms, subject to applicable Law, use commercially reasonable efforts to make available and cause to be made available to Company, and its Representatives, information reasonably requested by the Company for the purposes of preparing, considering and implementing integration and strategic plans for the combines businesses of Newmarket and the Company following the Effective Date;

(g)	provide such assistance as may reasonably requested by Company for the purposes of completing the Company Meeting;

(h)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(i)

subject to the terms and conditions of this Agreement and of the Plan of Arrangement and applicable Laws, prior to the Effective Date pay to the Depositary the aggregate Consideration to be paid pursuant to the Arrangement;

(j)	use its commercially reasonable efforts to have the Consideration Shares listed and posted for trading on the Exchange following the closing of the Arrangement;

(k)

shall take such action as is necessary, in accordance with the Newmarket Option Plan, to cause all unvested Newmarket Options held by any director, officer or employee of Newmarket, to vest on the Effective Date, and any Options held by (A) any director, officer or employee of Newmarket that will not continue as a director, officer or employee of Newmarket following the Effective Date shall be exercisable until the earlier of: (i) 12 months following the Effective Date; and (ii) the expiry date of such Newmarket Options; (B) any director, officer or employee of Newmarket that will continue as a director, officer or employee of Newmarket following the Effective Date will be exercisable until the expiry date of such Newmarket Options; and

(l)

shall take such action as is necessary, in accordance with the Newmarket PSU Plan, to cause all unvested Newmarket PSU’s to vest as of the Effective Date and to entitle the holders thereof to defer receipt of the Newmarket Shares underlying the Newmarket PSUs for up to one (1) year from the Effective Date.

5.4	Covenants of Newmarket Relating to the Conduct of Business

Newmarket covenants and agrees that at all times prior to the Effective Time, unless Company shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement or disclosed in the Newmarket Disclosure Letter, it shall:

(a)

conduct its business and affairs and maintain its assets and not take any action except, in the usual, ordinary and regular course of business consistent with past practice and in compliance with applicable Laws;

(b)

use commercially reasonable efforts to preserve intact its present business organization, assets (including intellectual property) and goodwill, maintain its real property interests (including title to, and leasehold interests in respect of, any real property) in good standing, keep available the services of its directors, officers and senior employees and preserve the current material relationships with suppliers, senior employees, consultants, customers and others having business relationships with it, in each case except in accordance with the usual, ordinary course of business consistent with past practices;

(c)	duly and timely file all Tax Returns required to be filed by it or any subsidiaries on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

(d)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it or any subsidiaries to the extent due and payable;

(e)	not:

(i)

issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any Newmarket Shares or any securities convertible into Newmarket Shares (other than in connection with the exercise, in accordance with their respective terms, of outstanding Newmarket Options or other convertible securities) or except as provided for in this Agreement, amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any of the outstanding Newmarket Options or other convertible securities;

(ii)	except as contemplated by this Agreement, amend, vary or modify the Newmarket Option Plan, the Newmarket PSU Plan or any Newmarket Options or Newmarket PSUs;

(iii)

except as contemplated by this Agreement, amend or propose to amend its articles or by-laws or other constating documents; or, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of the Newmarket Shares or undertake or propose to undertake any other capital reorganization or change in Newmarket Shares, any other of its securities or its share capital;

(iv)

redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Newmarket, including under Newmarket’s normal course issuer bid; adopt a plan of liquidation or resolution providing for the liquidation or dissolution of Newmarket; or enter into any agreement with respect to the foregoing;

(v)	sell, pledge, lease, dispose of or encumber any assets, rights or properties, except in the ordinary course of business consistent with past practice;

(vi)

acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any company, partnership or other business organization or division, or incorporate or form, or agree to incorporate or form, any company, partnership or other business organization or make or agree to make any investment either by purchase of shares or securities, contributions of capital, property transfer or purchase of, any property or assets of any other person, company, partnership or other business organization;

(vii)	except as contemplated by this Agreement, pursue any corporate acquisition, merger or make any other material change to its business or affairs;

(viii)	enter into or complete any transaction not in the ordinary course of business consistent with past practice or in accordance with plans disclosed in the Newmarket Disclosure Letter;

(ix)

subject to applicable Law, fail to notify Newmarket immediately orally and then promptly in writing of any material change (within the meaning of the Securities Act (Ontario)) in relation to Newmarket and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(x)	enter into or agree to the terms of any joint venture or similar agreement, arrangement or relationship;

(xi)

incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligation of any other Person or make any loans, capital contribution, investments or advances except in the ordinary course of business;

(xii)

pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Newmarket’s Financial Statements, incurred in the ordinary course of business consistent with past practice or of fees, expenses and other charges of the Newmarket Board, advisors and service providers which are or become payable in connection with the Arrangement;

(xiii)	engage in any transaction with any related parties other than in the ordinary course of business consistent with past practice;

(xiv)

waive, release, grant or transfer any rights of value or modify or change in any material respect any existing Newmarket Material Contract, material Authorization or other material document, without first advising Newmarket and obtaining Company’s consent and direction, acting reasonably, as to any action to be taken in that regard, and forthwith taking any action directed by Newmarket, acting reasonably;

(xv)

enter into or modify any employment, consulting, severance, or similar agreements or arrangements with, or grant any bonuses, salary or fee increases, severance or termination pay to, any officers or directors or, in the case of employees or consultants who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary or fee increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date of this Agreement provided, however, that those employees or consultants of Newmarket who are, under their existing employment or consulting agreements entitled to change of control, severance, termination or other payments upon completion of the Arrangement will be offered such payments pursuant to Section 2.15 and as more particularly described in Section 2.15(d) of the Newmarket Disclosure Letter;

(xvi)	enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(xvii)

take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Authorizations; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

(xviii)

commence, settle or assign any rights relating to or any interest in any litigation, proceeding, claim, action, assessment or investigation that is material to Newmarket and involving Newmarket or its material assets without the prior written consent of the Company;

(xix)	fail to duly and timely file all material forms, reports, schedules, statements and other documents required to be filed pursuant to any applicable Laws;

(xx)	make any changes to existing accounting policies or internal controls other than as required by applicable Law or by IFRS;

(xxi)

except as required by Law, change any method of reporting income, deductions or Tax accounting, make or change any material Tax election, file any materially amended Tax Returns, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment, or determination of Taxes, enter into any closing agreement with respect to any Tax or surrender any right to claim a material Tax refund;

(xxii)

take any action that could reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in this Agreement or which would render, or which may reasonably be expected to render, untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation or warranty) in any material respect any of the representations and warranties of Newmarket set forth in this Agreement;

(xxiii)

(i) offer, promise, pay, authorize or take up any act in furtherance of any offer, promise, payment or authorization or payment of anything of value, directly or indirectly, to any Governmental Entity or Person of Concern for the purpose of securing discretionary action or inaction or a decision of a Governmental Entity, influence over discretionary action of a Governmental Entity, or any improper advantage; or (ii) take any action which is otherwise inconsistent with or prohibited by the substantive prohibitions or requirements of the Corruption of Foreign Public Officials Act (Canada), the United Kingdom Bribery Act 2010, the U.S. Foreign Corrupt Practices Act, or similar applications Laws of any other jurisdiction prohibiting corruption, bribery, money laundering, in connection with any of their business; or

(xxiv)	announce an intention, enter into any formal or informal agreement, or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections;

(f)

use commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(g)	promptly notify Company in writing of any circumstances or development that, to the knowledge of Newmarket, is or could reasonably be expected to constitute a Material Adverse Effect;

(h)

not authorize or propose, or enter into or modify any Newmarket Material Contract, or material agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.4;

(i)

make adjustments to the Consideration if on or after the date hereof, Newmarket sets a record date for any dividend or other distribution in respect of Newmarket Shares that is prior to the Effective Time or pay any dividend or other distribution on Newmarket Shares prior to the Effective Time, which adjustments shall be determined by the Company and Newmarket acting in good faith, to be necessary to restore the original intention of the Parties in the circumstances.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual written consent of the Parties:

(a)	the Company Arrangement Resolution shall have been approved and adopted at the Company Meeting in accordance with the Interim Order;

(b)	the Newmarket Share Issuance Resolution shall have been approved and adopted by the Newmarket Shareholders at the Newmarket Meeting;

(c)

each of the Interim Order and the Final Order shall have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Company or Newmarket, acting reasonably, on appeal or otherwise;

(d)

there shall have been no action taken under any applicable Law or by any Governmental Entity which make it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement;

(e)	the Key Regulatory Approvals shall have been obtained; and

(f)

the Consideration Shares and Newmarket Replacement Securities (but not the issuance of any underlying securities) to be issued pursuant to the Arrangement shall either be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof based on the Court’s approval of the Arrangement and compliance with the requirements set forth in Section 2.12; provided however, that Company shall not be entitled to rely on the provisions of this Subsection 6.1(f) in failing to complete the transactions contemplated by this Agreement in the event that Company fails to advise the Court prior to the hearing in respect of the Interim Order, as required by the terms of the foregoing exemptions, that Newmarket will rely on the foregoing exemption based on the Court’s Approval of the Arrangement.

6.2	Additional Conditions Precedent in Favour of Newmarket

The obligation of Newmarket to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Newmarket and may be waived by Newmarket):

(a)

all covenants of Company under this Agreement to be performed on or before the Effective Time which have not been waived by Newmarket shall have been duly performed by Company in all material respects and Newmarket shall have received a certificate of Company addressed to Newmarket and dated the Effective Date, signed on behalf of Company by two of its senior executive officers (on Company’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Company set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; and Newmarket shall have received a certificate of Company addressed to Newmarket and dated the Effective Date, signed on behalf of Company by two senior executive officers of Company (on Company’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Material Adverse Effect that has not been publicly disclosed by Company prior to the date hereof or disclosed to Newmarket in writing prior to the date hereof, and since the date of this Agreement there shall not have occurred a material Adverse Effect;

(d)

there shall be no suit, action or proceeding by any Governmental Entity or any other Person that has resulted in an imposition of material limitations on the ability of Newmarket to acquire or hold, or exercise full rights of ownership of, any Company Shares.

The foregoing conditions will be for the sole benefit of Newmarket and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent in Favour of Company

The obligation of Company to complete the Arrangement is subject to the fulfillment of each of the following additional conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Company and may be waived by Company):

(a)

all covenants of Newmarket under this Agreement to be performed on or before the Effective Time which have not been waived by Company shall have been duly performed by Newmarket in all material respects and Company shall have received a certificate of Newmarket addressed to Company and dated the Effective Date, signed on behalf of Newmarket by two of its senior executive officers (on Newmarket’s behalf and without personal liability), confirming the same as of the Effective Date;

(b)

the representations and warranties of Newmarket set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect; and Company shall have received a certificate of Newmarket address to Company and dated the Effective Date, signed on behalf of Newmarket by two senior executive officers of Newmarket (on Newmarket’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)

there shall not have occurred a Material Adverse Effect that has not been publicly disclosed by Newmarket prior to the date hereof or disclosed to Newmarket in writing prior to the date hereof, and since the date of this Agreement there shall not have occurred a material Adverse Effect;

(d)

Company shall have received from Newmarket satisfactory evidence of the conditional approval for listing of the Consideration Shares on the Exchange, subject only to customary listing conditions of the Exchange;

(e)	Newmarket shall have complied with its obligations under Section 2.8 and the Depositary shall have confirmed receipt of the Consideration contemplated thereby;

(f)

the Newmarket Name Change and the Newmarket Consolidation Resolution, the Newmarket Board Resolution and the Newmarket Equity Plan Resolution shall have been approved and adopted at the Newmarket Meeting;

(g)	holders of no more than five percent (5%) of the Company Shares shall have exercised, and at the date of the Company Meeting, have not withdrawn, Dissent Rights; and

(h)

holders of no more than five percent (5%) of Newmarket Shares shall have exercised, and have not withdrawn, dissent rights in respect of the Newmarket Name Change Resolution and the Newmarket Consolidation Resolution.

The foregoing conditions will be for the sole benefit of Company and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

Other than as set forth in this Subsection, the conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7
ADDITIONAL COVENANTS

7.1	Covenant Regarding Non-Solicitation

Each Party shall , and shall, direct and cause its respective Representatives and its subsidiaries and their Representatives to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion, negotiation or other activities whenever commenced with any parties with respect to any inquiry, proposal or offer that constitutes, or reasonably could be expected to lead to, an Acquisition Proposal whether or not initiated by such Party, and each Party shall discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information or any data room, virtual or otherwise), and shall as soon as possible request the return of information regarding such Party and its respective subsidiaries previously provided to such parties including through any data room (virtual or otherwise) and shall request the destruction of all materials including or incorporating any confidential information regarding such Party and its subsidiaries. Each Party agrees not to release any third party from any confidentiality, non-disturbance, non-solicitation, standstill or similar agreement or terminate, modify, amend or waive the terms thereof (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 7.1) and each party undertakes to enforce all confidentiality, non-disturbance, non-solicitation, standstill or similar covenants that it or any of its subsidiaries have entered into prior to the date hereof except to allow a Person to confidentially propose an Acquisition Proposal to such Party.

7.2	Covenant Regarding Acquisition Proposal

(a)	Unless expressly permitted in this Article 7, each Party agrees that it shall not, and shall not authorize or permit any of its Representatives, directly or indirectly, to:

(i)

make, solicit, initiate, encourage, or otherwise facilitate, (including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)

participate in any discussions or negotiations with any Person regarding, an Acquisition Proposal, provided however that a Party may communicate and participate in discussions with a third party for the purpose of (A) clarifying the terms of any proposal in order to determine if it may reasonably be expected to result in a Superior Proposal; and (B) advising such third party that an Acquisition Proposal does not constitute a Superior Proposal and cannot reasonably be expected to result in a Superior Proposal;

(iii)

agree to, endorse, approve, recommend or remain neutral with respect to any, Acquisition Proposal or potential Acquisition Proposal, it being understood that publicly taking no position or a neutral position with respect to any Acquisition Proposal for a period of no more than five (5) Business Days after such Acquisition Proposal has been publicly announced shall not be deemed to be a violation of this section 7.2(a)(iii), provided that the Company Board or Newmarket Board, as applicable, has rejected such Acquisition Proposal and affirmed their recommendation of the Arrangement prior to the end of such five (5) Business Day period;

(iv)	make a Change in Recommendation; or

(v)

accept or enter into, or publicly propose to accept or enter into any arrangement, letter of intent, memorandum of understanding, agreement in principle or agreement related to any Acquisition Proposal.

(b)

Notwithstanding any other provision of this Agreement, if at any time following the date of this Agreement and prior to obtaining the approval of such Party’s shareholders at the Company Meeting or Newmarket Meeting, as applicable, a Party that receives a request for material non- public information, or to enter into discussions, from a Person that proposes to such Party an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Article 7 and that its Board determines in good faith after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal may reasonably be expected to lead to a Superior Proposal; then such Party may: (i) provide the Person making such Acquisition Proposal with access to material non-public information regarding such Party and its subsidiaries; and/or (ii) enter into, participate, facilitate and maintain discussions or negotiations with, and otherwise cooperate with or assist, the Person making such Acquisition Proposal, provided that such Party shall not, and shall not allow any of its subsidiaries or Representatives to disclosure any non- public information with respect to such Person without having (A) entered into a confidentiality and standstill agreement on substantially the same terms as the other Party’s Confidentiality Agreement, including a standstill provision at least as stringent as contained in the Confidentiality Agreement, and provided a copy of such confidentiality and standstill agreement promptly upon execution to the other Party; and (B) provided to the other Party a list of and access to the information made or to be made available to such Person. Any such confidentiality and standstill agreement may not include any provision calling for an exclusive right to negotiate with such Party and may not restrict such Party or any of its subsidiaries from complying with Article 7.

(c)

Each Party shall promptly (and in any event within 24 hours) notify the other Party, at first orally and then in writing, of any proposals, offers or written inquiries relating to or constituting an Acquisition Proposal or any request for non-public information relating to such Party or any of its subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the Person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as the other Party may reasonably request. Each Party shall keep the other Party fully informed on a prompt basis of the status, including any change to the material terms, of any such proposal, inquiry or offer.

(d)

Each Party shall ensure that its officers, directors and employees and its subsidiaries and their officers, directors, employees and any financial advisors or other advisors or Representatives retained by it are aware of the provisions of this Article 7, and it shall be responsible for any breach of this Article 7 by such officers, directors, financial advisors or other advisors or Representatives. Any violation of this Article 7 by a Party’s Representatives is deemed to be a breach of such section by such Party.

7.3	Right to Accept a Superior Proposal

(a)

If a Party has complied with Section 7.2 of this Agreement with respect thereto, such Party (the “Terminating Party”) may accept, approve or enter into any agreement, understanding or arrangement (a “Proposed Agreement”) in respect of a Superior Proposal (other than a confidentiality agreement, the execution of which shall not be subject to the conditions of this Section 7.3) received prior to the date of approval of the Arrangement and the transactions contemplated by this Agreement by such Party’s shareholders and terminate this Agreement if, and only if:

(i)	the Board of the Party in receipt of the Acquisition Proposal determines, in good faith, that the Acquisition Proposal constitutes a Superior Proposal;

(ii)

the Terminating Party has provided the other Party with notice (“Superior Proposal Notice”) in writing, that there is a Superior Proposal, together with all documentation relating to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, such documents to be provided to the other Party not less than five (5) Business Days prior to the proposed acceptance, approval or execution of the Proposed Agreement by such Party;

(iii)

five (5) Business Days (the “Superior Proposal Notice Period”) shall have elapsed from the date the other Party received written a Superior Proposal Notice and, if the other Party has proposed to amend the terms of the Arrangement in accordance with Section 7.3(c), the Company Board or the Newmarket Board, as applicable, shall have determined, in good faith, after consultation with its financial advisor and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by the other Party;

(iv)	such Party concurrently terminates this Agreement pursuant to Section 8.2(a)(iii)C or Section 8.2(a)(iv)C, as applicable; and

(v)	such Party has previously paid, or concurrently pays, to the other Party the Company Termination Payment or the Newmarket Termination Payment, as applicable.

(b)

Where at any time within ten (10) days before the Company Meeting or the Newmarket Meeting, as applicable, the Terminating Party has provided the other Party with a Superior Proposal Notice, and the Superior Proposal Notice Period has not elapsed, then, subject to applicable Laws, the Terminating Party may, or at the other Party’s request, will postpone or adjourn the Company Meeting or the Newmarket Meeting, as applicable, to a date acceptable to the other Party, acting reasonably, which shall not be later than ten (10) Days after the scheduled date of the Company Meeting or the Newmarket Meeting, as applicable, and shall, in the event that the Parties amend the terms of this Agreement pursuant to Section 7.3(c), ensure that the details of such amended Agreement are communicated to the shareholders of Company and Newmarket prior to the resumption of the adjourned or postponed meeting.

(c)

During the Superior Proposal Notice Period, the other Party will have the right, but not the obligation, to offer to amend this Agreement and the Plan of Arrangement. The board of directors of the Terminating Party shall review any such offer by the other Party to amend this Agreement and the Plan of Arrangement in good faith in order to determine whether the Acquisition Proposal to which the other Party is responding would continue to be a Superior Proposal when assessed against the Arrangement as it is proposed in writing by the other Party to be amended. If the board of directors of the Terminating Party determines that the Acquisition Proposal no longer constitutes a Superior Proposal, such board of directors will cause the Terminating Party to enter into an amendment to this Agreement with the other Party incorporating the amendments to the Agreement and Plan of Arrangement as set out in the written offer to amend, and will promptly reaffirm its recommendation of the Arrangement by the prompt issuance of a press release to that effect.

(d)

Each Party also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of the requirement under Section 7.3(a)(iii)and will initiate an additional five (5) Business Day notice period.

(e)

Nothing in this Agreement shall prohibit the Board of a Party from responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal that it determines is not a Superior Proposal, provided that such Party shall provide the other Party and their outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and shall make all reasonable amendments as requested by the other Party and their counsel. In addition, nothing in this Agreement shall prohibit the Company Board from making a Change in Recommendation as a result of Newmarket having suffered a Material Adverse Effect, or Newmarket Board from making a Change in Recommendation as a result of Company having suffered a Material Adverse Effect.

7.4	Access to Information; Confidentiality; Transition

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts: (a) each of Newmarket and Company shall, and shall cause their subsidiaries and their respective Representatives, as the case may be, to afford to the other Party and to Representatives of the other Party full access during normal business hours upon reasonable notice, to all properties, information and records relating to the other Party, including but not limited to, all related facilities, buildings, equipment, assets, intellectual property, customers, maps and diagrams, books, contracts, financial statements, forecasts, financial projections, studies, records, operating Authorizations and any other documentation (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or materials of any nature whatsoever, and Newmarket and Company acknowledge and agree that information furnished pursuant to this Section 7.4 shall be subject to the terms and conditions of the Confidentiality Agreement; (b), each of Newmarket and Company shall promptly notify the other Party of any significant developments or material changes relating to its business, operations, assets or prospects, promptly after becoming aware of any such development or change, and (c) each of Newmarket and Company shall, and shall cause their subsidiaries and their respective Representatives, as the case may be, to work cooperatively and in good faith to ensure an orderly transition following the Effective Time, including with respect to transitional planning, transitional services, and the retention of personnel (and any related arrangements thereto).

7.5	Insurance and Indemnification

(a)

Prior to the Effective Date, Company shall purchase customary “tail” policies of directors’ and officers’ liability insurance provided that the total cost of such tail policies of directors’ and officers’ liability insurance shall not exceed 200% of the current annual aggregate premium for directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Company which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, in each case for a claims reporting or discovery period of up to six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time and Newmarket will cause Company to maintain such tail policies in effect without any reduction in scope or coverage. In addition, if deemed advisable or necessary by Newmarket, Newmarket shall, prior to the Effective Date, purchase customary “tail” policies of directors’ and officers’ liability insurance provided that the total cost of such tail policies of directors’ and officers’ liability insurance shall not exceed 200% of the current annual aggregate premium for directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Newmarket which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, in each case for a claims reporting or discovery period of up to six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time and Newmarket will maintain such tail policies in effect without any reduction in scope or coverage.

(b)

Company agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Newmarket and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)

The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified person, his or her heirs, executors, administrators and other legal representatives and, for such purpose, Company and/or Newmarket, as applicable, (including any surviving corporation or entity) hereby confirms that it is acting as agent and trustee on their behalf. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Time for a period of six years.

7.6	Notice and Cure Provisions

(a)

Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)

cause any of the representations or warranties of any Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this paragraph (a) shall not apply in the case of any event or state of facts resulting from actions or omissions of a Party which are expressly permitted or required by this Agreement); or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any Party hereunder prior to the Effective Time.

(b)

Newmarket may not exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iii)B and Company may not exercise its right to terminate this Agreement pursuant to Section 8.2(a)(iv)B unless the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non- fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Agreement until the expiration of a period of fifteen (15) Business Days from such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period. For greater certainty, in the event that such matter is cured within the time period referred to herein without a Material Adverse Effect, this Agreement may not be terminated as a result of the cured breach.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)

This Agreement may be terminated and the Arrangement may be abandoned at any time prior to the Effective Time (notwithstanding the Newmarket Shareholder Approval and Company Shareholder Approval having been obtained or the Approval of the Arrangement by the Court):

(i)	by mutual written agreement of Company and Newmarket;

(ii)	by either Company or Newmarket, if:

A.

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this Subsection 8.2(a)(ii)A shall not be available to any Party whose failure to fulfil any of its obligations or breach any of its covenants, representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by the Outside Date;

B.

after the date hereof, any Governmental Entity shall have issued an order, decree or ruling or there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise restrains, enjoins or prohibits Company or Newmarket from consummating the Arrangement (unless such order, decree, ruling or applicable Law has been withdrawn, reversed or otherwise made inapplicable) and such order, decree, ruling or applicable Law or enjoinment shall have become final and non-appealable;

C.	Company Shareholder Approval shall not have been obtained at the Company Meeting in accordance with applicable Laws and the Interim Order; or

D.	Approval of the Newmarket Shareholders in respect of the Newmarket Share Issuance Resolution shall not have been obtained at the Newmarket Meeting in accordance with applicable Laws.

(iii)	by Newmarket, if:

A.

prior to the Effective Time (1) the Company Board shall have made a Change in Recommendation, or (2) Company shall have accepted or entered into or publicly proposed to accept or enter into (other than a confidentiality and standstill agreement permitted by Section 7.2) a legally binding written agreement, arrangement or understanding with respect to an Acquisition Proposal; or (3) the Company breaches Article 7 in any material respect;

B.

prior to the Effective Time, subject to Section 7.6(b), including the cure period set forth therein, a representation or warranty of Company contained in this Agreement (without regard to any materiality or Material Adverse Effect qualifications contained in them) shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), or a material failure to perform any covenant or agreement on the part of Company set forth in this Agreement (other than as set forth in Sections 7.1 and 7.2) shall have occurred, in each case that would cause one or more conditions set forth in Sections 6.1 or 6.2 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Newmarket is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 6.1 or 6.3 not to be satisfied; or

C.

at any time prior to receipt of the Newmarket Shareholder approval of the Newmarket Share Issuance Resolution, it wishes to enter into a legally binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2), subject to compliance with Section 7.3 and provided, however, that no termination under this Subsection 8.2(a)(iii)B shall be effective unless and until Newmarket shall have paid to Company the Newmarket Termination Payment.

(iv)	by Company, if

A.

prior to the Effective Time (1) the Newmarket Board shall have made a Change in Recommendation, or (2) Newmarket shall have accepted or entered into or publicly proposes to accept or enter into (other than a confidentiality and standstill agreement permitted by Section 7.2) a legally binding written agreement, arrangement or understanding with respect to an Acquisition Proposal; or (3) Newmarket breaches Article 7 in any material respect;

B.

prior to the Effective Time, subject to Section 7.6(b), including the cure period set forth therein, a representation or warranty of Newmarket contained in this Agreement (without regard to any materiality or Material Adverse Effect qualifications contained in them) shall be inaccurate or shall have become inaccurate as of a date subsequent to the date of this Agreement (as if made on such subsequent date), or a material failure to perform any covenant or agreement on the part of Newmarket set forth in this Agreement (other than as set forth in Sections 7.1 and 7.2) shall have occurred, in each case that would cause one or more conditions set forth in Sections 6.1 or 6.3 not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Company is not then in breach of this Agreement so as to cause any of the conditions set forth in Sections 6.1 or 6.2 not to be satisfied; or

C.

at any time prior to receipt of the Company Shareholder Approval, it wishes to enter into a legally binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Subsection 7.2), subject to compliance with Subsection 7.3 and provided, however, that no termination under this Subsection 8.2(a)(iv)C shall be effective unless and until Company shall have paid to Newmarket the Company Termination Payment.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Subsection 8.2(a)(i)) shall give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)

If this Agreement is terminated pursuant to this Subsection 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of Section 7.4, this Section 8.2(c) and Sections 8.3, 8.4, 9.1, 9.2, 9.3, 9.4, 9.6, 9.7 and 9.8 and all related definitions set forth in Section 1.1 and the provisions of the Confidentiality Agreement shall survive any termination hereof pursuant to Subsection 8.2(a) in accordance with their respective terms thereof and provided further that no Party shall be relieved of any liability for any wilful breach by it of this Agreement.

8.3	Expenses and Termination Payments

(a)

Except as otherwise provided herein, the Parties agree that all costs and expenses of the relating to the Arrangement and the transactions contemplated in this Agreement, including fees, accounting fees, financial advisory fees, strategic advisory fees, regulatory filing fees, exchange fees, all disbursements of advisors and printing and mailing costs, shall be paid Party incurring such expenses. Each Party represents to the other that with the exception the respective legal advisors, strategic advisors and financial advisors and their affiliates, and expenses of which shall be the responsibility of the relevant Party and (b) the reasonable customary fees payable to the Board of a Party for any meetings held by them in connection the consideration of the Arrangement and the transactions contemplated herein or fees to the members of any independent committee of a board of a Party formed for the purpose considering the Arrangement and the transactions contemplated herein, no securityholder, director, officer, employee, consultant, broker, finder or investment banker is entitled brokerage, finder’s or other fee or commission, or to the reimbursement of any of its expenses, connection with the Arrangement or the transactions contemplated herein except pursuant existing consulting arrangements that were not entered into in contemplation of the Arrangements or the transactions contemplated herein.

(b)	The Company Termination Payment shall be payable by Company to Newmarket in the that the Agreement is terminated in the following circumstances (each being a “Company Termination Payment Event”):

(i)

by Newmarket pursuant to Subsection 8.2(a)(iii)A (but not including a termination by Newmarket pursuant to Subsection 8.2(a)(iii)A in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Effect in respect of the Company) or by Company pursuant to Subsection 8.2(a)(iv)C;

(ii)

by either party pursuant to Subsection 8.2(a)(ii)C, but only if prior to such Company Meeting, a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to Company, has been publicly announced and not withdrawn and within 12 months of the date of such termination:

A.	such Acquisition Proposal is consummated by Company; or

B.

Company and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Company Board approves or recommends such Acquisition Proposal and that transaction is consummated at any time thereafter, provided that, for the purposes of this Section 8.2(c), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(c)

If a Company Termination Payment Event occurs, Company shall pay the Company Termination Payment to Newmarket as liquidated damages in consideration of Newmarket’s rights under this Agreement by wire transfer of immediately available funds, as follows:

(i)	if the Company Termination Payment is payable pursuant to Subsection 8.3(b)(i), the Company Termination Payment shall be payable prior to or simultaneously with such termination;

(ii)

If the Company Termination Payment is payable pursuant to Subsection 8.3(b)(ii), the Company Termination Payment shall be payable concurrently upon the earlier of the events referred to in that clause and any Termination Expense Reimbursement paid shall be credited towards payment of the Company Termination Payment.

(d)

The Newmarket Termination Payment shall be payable by Newmarket to Company in the event that the Agreement is terminated in the following circumstances (each being a “Newmarket Termination Payment Event”):

(i)

by Company pursuant to Subsection 8.2(a)(iv)A (but not including a termination by Company pursuant to Subsection 8.2(a)(iv)A in circumstances where the Change in Recommendation resulted from the occurrence of a Material Adverse Effect in respect of Newmarket) or by Newmarket pursuant to Subsection 8.2(a)(iii)C;

(ii)

by either party pursuant to Subsection 8.2(a)(ii)D, but only if prior to such Newmarket Meeting, a bona fide Acquisition Proposal, or the intention to make a bona fide Acquisition Proposal with respect to Newmarket, has been publicly announced and not withdrawn and within 12 months of the date of such termination:

A.	such Acquisition Proposal is consummated by Newmarket; or

B.

Newmarket and/or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Newmarket Board approves or recommends such Acquisition Proposal and that transaction is consummated at any time thereafter;

provided that, for the purposes of this Section 8.3(d)(ii), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

(e)

If a Newmarket Termination Payment Event occurs, Newmarket shall pay the Newmarket Termination Payment to Company as liquidated damages in consideration of Company’s rights under this Agreement by wire transfer of immediately available funds, as follows:

(i)	if the Newmarket Termination Payment is payable pursuant to Subsection 8.3(d)(i), the Termination Payment shall be payable prior to or simultaneously with such termination;

(ii)

If the Newmarket Termination Payment is payable pursuant to Subsection 8.3(d)(ii), the Newmarket Termination Payment shall be payable concurrently upon the earlier of the events referred to in that clause and any Termination Expense Reimbursement paid shall be credited towards payment of the Term Newmarket Termination Payment.

(f)

Each of the Parties hereby acknowledges that the Company Termination Payment or the Newmarket Termination Payment, as applicable, to which they may become entitled to as a non- terminating Party is a payment of liquidated damages which is a genuine pre-estimate of the damages which such non-terminating Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and the transactions contemplated by this Agreement (including, but not limited to, out-of-pocket expenditures, opportunity costs and reputational damage) and is not a penalty. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by a non-terminating Party of the Company Termination Payment or the Newmarket Termination Payment, as applicable, such non-terminating Party shall have no further claim against the other Party at Law or in equity or otherwise (including injunctive relief to restrain any breach or threatened breach by the other Party of any of its obligations hereunder or otherwise to obtain specific performance).

8.4	Termination Expense Reimbursement

In the event that either (i) Newmarket terminates this Agreement pursuant to Subsections 8.2(a)(ii)C or 8.2(a)(iii)B, or (ii) the Company terminates this Agreement pursuant to Subsection 8.2(a)(ii)D or 8.2(a)(iv)B of this Agreement (the terminating party being referred to as the “Non-Defaulting Party”) then the other Party (the “Defaulting Party”) shall reimburse the Non-Defaulting Party in respect of the expenses it has actually incurred in respect of the Arrangement and this Agreement to a maximum of $1,000,000 (the “Termination Expense Reimbursement”). Such Termination Expense Reimbursement shall be made within three (3) Business Days of a request for reimbursement. Each of the Parties hereby acknowledges that in the event the Company Termination Payment or the Newmarket Termination Payment, as applicable, is paid by a Party in accordance with Section 8.3, this Section 8.4 shall not apply and no Termination Expense Reimbursement shall be payable by either Party.

8.5	Amendment

Subject to the provisions of the Interim Order and Final Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time prior to the Effective Time, be amended only by mutual written agreement of Newmarket and Company, without further notice to or Authorization on the part of the Company Shareholders or Newmarket Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.6	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party, in each case only to the extent such obligations, agreements and conditions are intended for its benefit. No extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived and shall not extent to any other matter or occurrence. No failure or delay in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege under this Agreement.

ARTICLE 9
GENERAL PROVISIONS AND MISCELLANEOUS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about identifiable individuals in connection with the transactions contemplated hereby (the “Transaction Personal Information”). Neither Party shall disclose Transaction Personal Information originally collected by the other Party to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Newmarket completes the transactions contemplated by this Agreement, Newmarket shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information originally collected by Company:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Company prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Company or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

The Parties shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Newmarket shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard all Transaction Personal Information in their possession. If this Agreement shall be terminated, each Party shall promptly deliver to the other Party all Transaction Personal Information originally collected by such other Party in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of the Party returning such Transaction Personal Information.

9.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided, however, that it is delivered on a Business Day prior to 4:30 p.m. Toronto time in the place of delivery or receipt. However, if notice is delivered after 4:30 p.m. Toronto time or if such day is not a Business Day then the notice shall be deemed to have been given and received on the next Business Day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Kirkland:

Kirkland Lake Gold Inc.
95 Wellington Street West
Suite 1430
Toronto, Ontario, M5J 2N7

Attention:	Anthony Makuch
Email:	tmakuch@klgold.com

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention:	Eva Bellissimo
Email:	ebellissimo@casselsbrock.com

(b)	if to Newmarket:

Newmarket Gold Inc.

200 Burrard Street
Suite 1680
Vancouver, BC, V6C 3L6

Attention:	Douglas Forster
Email:	Douglas.Forster@newmarketgoldinc.com

with a copy (that shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, ON M5L 1B9

Attention:	Amanda Linett and Simon Romano
Email:	ALinett@stikeman.com and SRomano@stikeman.com

9.3	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of Ontario and the Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof which would result in the application of the Laws of any other jurisdiction. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.4	Injunctive Relief

Subject to Section 8.3, the Parties acknowledge and agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Company Disclosure Letter and the Newmarket Disclosure Letter) and the Confidentiality Agreements constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder. This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of the other Parties.

9.7	No Liability

No director or officer of Newmarket shall have any personal liability whatsoever to Company under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Newmarket. No director or officer of Company shall have any personal liability whatsoever to Newmarket under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Company.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement among the Parties.

[Remainder of page left intentionally blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement as of the date first written above by their respective officers thereunto duly authorized.

KIRKLAND LAKE GOLD INC.

Per:	“Anthony Makuch”
Name: Anthony Makuch
Title: President and Chief Executive Officer

NEWMARKET GOLD INC.

Per:	“Douglas Forster”
Name: Douglas Forster
Title: President and Chief Executive Officer

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings and grammatical variations of such terms shall have corresponding meanings:

“Arrangement Agreement” means the arrangement agreement dated September 29, 2016 between Company and Newmarket, together with the Schedules attached thereto, with respect to the Arrangement, as the same may be amended or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Arrangement” means the arrangement under Section 192 of the CBCA, on the terms and conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with Section 8.5 of the Arrangement Agreement, the Plan of Arrangement or at the direction of the Court;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required under section 192(6) of the CBCA to be filed with the Director after the Final Order has been granted, giving effect to the Arrangement, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Newmarket and the Company, each acting reasonably;

“business day” means any day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act, and includes any successor thereto;

“Code” means the United States Internal Revenue Code of 1986, as amended;

“Company” means Kirkland Lake Gold Inc., a corporation existing under the laws of Canada;

“Company Equity Compensation Plan” means the 2015 omnibus equity incentive compensation plan of Company;

“Company Meeting” means the annual and special meeting of Company Shareholders at which the Arrangement was approved by the Company Shareholders;

“Company Option In-The-Money-Amount” in respect of a Company Option means the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the Company Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

“Company Options” means all options to acquire Company Shares outstanding immediately prior to the Effective Time under the Company Equity Compensation Plan;

“Company Securityholders” means, collectively, the holders of Company Shares, Company Options and SAS Options;

“Company Shareholders” means the holders from time to time of Company Shares;

“Company Shares” means common shares in the capital of Company;

“Consideration” means 2.1053 Newmarket Shares to be issued by Newmarket in respect of each Company Share;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Depositary” means any trust company, bank or financial institution agreed to between Newmarket and Company for the purpose of, among other things, exchanging certificates representing Company Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the right of a registered Company Shareholder to dissent to the resolution approving the Arrangement and to be paid the fair value of the Company Shares in respect of which the holder dissents, all in accordance with the Interim Order and Article 5 hereof;

“Dissenting Shareholders” means the registered Company Shareholders that validly exercise the Dissent Rights and “Dissenting Shareholder” means any one of them;

“Effective Date” means the date shown in the certificate giving effect to the Arrangement issued pursuant to the CBCA which will be a date following satisfaction or waiver of all of the conditions to the completion of the Arrangement as set forth in the Arrangement Agreement and delivery of all documents agreed to be delivered to the satisfaction of the Company and Newmarket, acting reasonably;

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date;

“Exchange Ratio” means 2.1053;

“Final Order” means the final order of the Court in form acceptable to Company and Newmarket, each acting reasonably, approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Former Company Shareholders” means the holders of Company Shares immediately prior to the Effective Time;

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court;

“Letter of Transmittal” means the Letter of Transmittal for use by Company Shareholders to be delivered in connection with the Arrangement;

“Newmarket” means Newmarket Gold Inc., a corporation existing under the laws of the Province of Ontario;

“Newmarket Replacement Options” means the options to purchase Newmarket Shares to be issued in exchange for Company Options pursuant to this Plan of Arrangement;

“Newmarket Replacement Option In-The-Money Amount” in respect of a Newmarket Replacement Option means the amount, if any, by which the total fair market value of the Newmarket Shares that a holder is entitled to acquire on exercise of the Newmarket Replacement Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Newmarket Shares at that time;

“Newmarket Replacement SAS Options” means the options to purchase Newmarket Shares to be issued in exchange for SAS Options pursuant to this Plan of Arrangement;

“Newmarket Replacement SAS Option In-The-Money Amount” in respect of a Newmarket Replacement SAS Option means the amount, if any, by which the total fair market value of the Newmarket Shares that a holder is entitled to acquire on exercise of the Newmarket Replacement SAS Option at and from the Effective Time exceeds the aggregate exercise price to acquire such Newmarket Shares at that time;

“Newmarket Shareholders” means holders from time to time of Newmarket Shares;

“Newmarket Shares” means common shares in the capital of Newmarket;

“Option Exchange Ratio” means 2.1053;

“Plan” or “Plan of Arrangement” means this plan of arrangement as amended or supplemented from time to time in accordance with the terms hereof and Section 8.5 of the Arrangement Agreement, this Plan of Arrangement or at the direction of the Court;

“SAS Option In-The-Money-Amount” in respect of a SAS Option means the amount, if any, by which the total fair market value of the Company Shares that a holder is entitled to acquire on exercise of the SAS Option immediately before the Effective Time exceeds the aggregate exercise price to acquire such Company Shares at that time;

“SAS Option Plan” means the St. Andrew Goldfield Ltd. stock option plan;

“SAS Options” means all options to acquire Company Shares outstanding immediately prior to the Effective Time under the SAS Option Plan;

“Subco” means •Canada Inc.;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

“U.S. Person” means a person who is subject to income taxation in the United States on the income received for his or her services to the Company and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the Code, or the Canada-U.S. Income Tax Convention, as amended from time to time.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections, subsections and subparagraphs are to articles, sections, subsections and subparagraphs of this Plan of Arrangement, and use of the terms “herein”, “hereof” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion of this Plan of Arrangement.

1.4

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.7	In this Plan of Arrangement, unless otherwise stated, all references to sums of money are expressed in lawful money of Canada.

1.8	This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the law of the Province of Ontario and the laws of Canada applicable therein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1

This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	This Plan of Arrangement will become effective on, and be binding on and after, the Effective Time on: the Company Securityholders, the Company, Newmarket, Subco and the Dissenting Shareholders.

ARTICLE 3
ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur sequentially in the following order without any further act or formality except as otherwise expressly provided herein:

(a)

the Company Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately before the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Newmarket (free and clear of any liens, charges or encumbrances of any nature whatsoever) and Newmarket shall thereupon be obligated to pay the amount therefor determined and payable in accordance with Article 5 hereof and, as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as Company Shareholders, other than the right to be paid the fair value of their Company Shares by Newmarket in accordance with the Dissent Rights;

(b)

from and after the Effective Date, Subco and the Company shall be amalgamated under the CBCA and continue as one corporation (“Amalco”) on the terms prescribed in this Plan of Arrangement (the “Amalgamation”) as follows:

a.	the name of Amalco shall be “ •”;

b.	Amalco shall be authorized to issue an unlimited number of common shares without par value;

c.	The registered office of Amalco will be the registered office of Subco

d.	There shall be no restrictions on the business Amalco may carry on or on the powers it may exercise;

e.	The directors of Amalco shall, until otherwise changed in accordance with the CBCA, consist of a minimum number of one and a maximum number of ten;

f.	the first directors of Amalco following the Amalgamation shall be the directors of Subco; and

g.	the provisions of subsections 186(a), (b), (c), (d), (e) and (f) of the CBCA will apply to the Amalgamation with the result that:

i.	The Amalgamation of the Subco and the Company and their continuance as one corporation shall become effective;

ii.	The property of each of Subco and the Company shall continue to be the property of Amalco;

iii.	Amalco shall continue to be liable for the obligations of each of Subco and the Company;

iv.	Any existing cause of action, claim or liability to prosecution shall be unaffected;

v.	Any civil, criminal or administrative action or proceeding pending by or against Subco or the Company may continue to be prosecuted by or against Amalco; and

vi.	Any conviction against, or ruling, or order or judgment in favour of or against Subco or the Company may be enforced by or against Amalco;

h.

The Articles of Arrangement filed to give effect to the Arrangement shall be deemed to be the articles of amalgamation of Amalco and the Certificate of Arrangement issued in respect of such Articles of Arrangement by the Director under the CBCA shall be deemed to be the certificate of amalgamation of Amalco; and

i.	The by-laws of Amalco shall be the same as those of Subco, mutatis mutandis;

(c)	Pursuant to such Amalgamation:

(i)	each Company Share (other than Company Shares held by Newmarket) shall be cancelled in exchange for the Consideration;

(ii)	each Company Share held by Newmarket and each Subco common share shall be converted into one common share of Amalco;

(iii)

as consideration for the issuance of the Consideration by Newmarket in connection with the Amalgamation, Amalco shall issue to Newmarket one common share of Amalco for each Newmarket share issued pursuant to Section 3.1(c)(i);

(iv)

The stated capital of the common shares of Amalco will be equal to the total of (a) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Company Shares described in Section 3.1(c)(i), (b) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Company Shares described in Section 3.1(c)(ii), and (c) the aggregate paid-up capital (as such term is defined in the Tax Act) of the Subco common shares described in Section 3.1(c)(ii);

(v)	there shall be added to the stated capital of the Newmarket Shares an amount equal to the paid-up capital (as such term is defined in the Tax Act) of the Company Shares described in Section3.1(c)(i);

(d)

each Company Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a Newmarket Replacement Option to acquire from Newmarket the number of Newmarket Shares equal to the product of (A) the number of Company Shares subject to the Company Option immediately before the Effective Time, and (B) the Option Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of Newmarket Replacement Options, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to any such Newmarket Replacement Option shall be an amount equal to the quotient of (A) the exercise price per Company Share under the exchanged Company Option immediately prior to the Effective Time divided by (B) the Option Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Newmarket Replacement Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Newmarket Replacement Option shall be the same as the terms of the Company Option exchanged therefor pursuant to the Company Equity Compensation Plan and any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange and that the exchange with respect to Company Options held by U.S. Persons shall be effected in a manner consistent with Section 409A of the Code. Therefore, in the event that the Newmarket Replacement Option In-The-Money Amount in respect of a Company Option would otherwise exceed the Company Option In-The-Money Amount in respect of the Newmarket Replacement Option, the number of Newmarket Shares which may be acquired on exercise of the Newmarket Replacement Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Newmarket Replacement Option In-The-Money Amount in respect of the Newmarket Replacement Option does not exceed the Company Option In-The-Money Amount in respect of the Company Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged; and

(e)

each SAS Option outstanding immediately prior to the Effective Time, whether vested or not, will be exchanged for a Newmarket Replacement SAS Option to acquire from Newmarket the number of Newmarket Shares equal to the product of (A) the number of Company Shares subject to the SAS Option immediately before the Effective Time, and (B) the Option Exchange Ratio, provided that if the foregoing would result in the issuance of a fraction of a Newmarket Share on any particular exercise of Newmarket Replacement SAS Options, then the number of Newmarket Shares otherwise issued shall be rounded down to the nearest whole number of Newmarket Shares. The exercise price per Newmarket Share subject to any such Newmarket Replacement SAS Option shall be an amount equal to the quotient of (A) the exercise price per Company Share under the exchanged SAS Option immediately prior to the Effective Time divided by (B) the Option Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Newmarket Replacement SAS Options shall be rounded up to the nearest whole cent). Except as set out above, the terms of each Newmarket Replacement SAS Option shall be the same as the terms of the SAS Option exchanged therefor pursuant to the SAS Option Plan and any agreement evidencing the grant thereof prior to the Effective Time. It is intended that the provisions of subsection 7(1.4) of the Tax Act apply to any such exchange and that the exchange with respect to the SAS Options held by U.S. Persons shall be effected in a manner consistent with Section 409A of the code. Therefore, in the event that the Newmarket Replacement SAS Option In- The-Money Amount in respect of a SAS Option would otherwise exceed the SAS Option In-The-Money Amount in respect of the Newmarket Replacement SAS Option, the number of Newmarket Shares which may be acquired on exercise of the Newmarket Replacement SAS Option at and after the Effective Time will be adjusted accordingly with effect at and from the Effective Time to ensure that the Newmarket Replacement SAS Option In-The-Money Amount in respect of the Newmarket Replacement SAS Option does not exceed the SAS Option In-The-Money Amount in respect of the SAS Option and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1

From and after the Effective Time, any certificates representing Company Shares held by Former Company Shareholders shall represent only the right to receive the Consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, to receive the fair value of the Company Shares represented by such certificates.

4.2

Newmarket, as soon as practicable following the later of the Effective Date and the date of deposit by a Former Company Shareholder of a duly completed Letter of Transmittal and the certificates representing the Company Shares held by such Former Company Shareholder, will either:

(a)	forward or cause to be forwarded by first class mail (postage prepaid) to such Former Company Shareholder at the address specified in the Letter of Transmittal, or

(b)	if requested by such Former Company Shareholder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such Former Company Shareholder certificates, representing the number of Newmarket Shares issued to such holder under the Arrangement.

4.3

If any certificate which immediately prior to the Effective Time represented an interest in outstanding Company Shares that were transferred or cancelled pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary shall issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto). Unless otherwise agreed to by Newmarket, the person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to Newmarket and the Depositary, which bond is in form and substance satisfactory to Newmarket and the Depositary, or shall otherwise indemnify Newmarket and its transfer agent against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4

All dividends and distributions made after the Effective Time with respect to any Newmarket Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder of such Newmarket Shares. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. Subject to this Section 4.4, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder is entitled, net of any applicable withholding and other taxes.

4.5

Any certificate which immediately prior to the Effective Time represented Company Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and, for greater certainty, the right of the Former Company Shareholder of such Company Shares to receive the Consideration shall be deemed to be surrendered to Newmarket together with all dividends, distributions or cash payments thereon held for such holder. For greater certainty, on such date, any certificate formerly representing Company Shares shall cease to represent a claim or interest of any kind or nature against Company or Newmarket.

4.6

In no event shall any holder of Company Shares be entitled to a fractional Newmarket Share. Where the aggregate number of Newmarket Shares to be issued to a Company Shareholder as Consideration under the Arrangement would result in a fraction of a Newmarket Share being issuable, the number of Newmarket Shares to be received by such Company Shareholder shall be rounded down to the nearest whole Newmarket Share.

4.7

Newmarket, Company and the Depositary and any person acting on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any person pursuant to the Arrangement and from all dividends or other distributions otherwise payable to any former Company Securityholders such amounts as Newmarket, Company or the Depositary may be required to deduct and withhold therefrom under any provision of applicable laws in respect of taxes including without limitation any amounts payable to Dissenting Shareholders or payable in respect of Company Options, SAS Options or Company PSUs. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Plan of Arrangement as having been paid to the person to whom such amounts would otherwise have been paid.

4.8

Each of the Company, Newmarket and the Depositary and any person acting on their behalf is hereby authorized to sell or otherwise dispose of such portion of Newmarket Shares payable as Consideration as is necessary to provide sufficient funds to the Company, Newmarket or the Depositary, as the case may be, to enable it to implement such deduction or withholding, and the Company, the Newmarket or the Depositary will notify the holder thereof and remit to the holder any unapplied balance of the net proceeds of such sale.

ARTICLE 5
DISSENTING SHAREHOLDERS

5.1

Pursuant to the Interim Order, each registered holder of Company Shares shall have the right to dissent with respect to the Arrangement under the provisions of the CBCA, the Interim Order and the Final Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Company Shares and shall only be entitled to be paid by Newmarket the fair value of the holder’s Company Shares. A Dissenting Shareholder who is paid the fair value of the holder’s Company Shares shall be deemed to have transferred the holder’s Company Shares to Newmarket at the Effective Time, notwithstanding the provisions of the CBCA. A Dissenting Shareholder who, for any reason is not entitled to be paid the fair value of the holder’s Company Shares, shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Company Shares, notwithstanding the provisions of the CBCA. The fair value of the Company Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the Company Shareholders at the Company Meeting; but in no event shall Company be required to recognize such Dissenting Shareholder as shareholders of Company after the Effective Time and the names of such holders shall be removed from the applicable Company register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in the CBCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1

Company and Newmarket may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (a) set out in writing;(b) filed with the Court and, if made following the Company Meeting, approved by the Court; and (c) communicated to Company Shareholders if and as required by the Court.

6.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Company and Newmarket at any time prior to or at the Company Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if (a) it is consented to by each of Company and Newmarket; and (b) if required by the Court or applicable law, it is consented to by Company Shareholders.

6.4

Each of Newmarket and Company shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, elections, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

COMPANY ARRANGEMENT RESOLUTION

The text of the Company Arrangement Resolution which the shareholders will be asked to pass at the Company Meeting is as follows:

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)

the arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Kirkland Lake Gold Inc. (“Company”) and Newmarket Gold Inc. (“Newmarket”) and shareholders of Company, all as more particularly described and set forth in the joint management information circular (the “Circular”) of Company and Newmarket dated •, 2016 accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(2)

the arrangement agreement (the “Arrangement Agreement”) among Newmarket and Company dated September 29, 2016 and all the transactions contemplated therein, the full text of which is attached as Schedule • to the Circular, the actions of the directors of Company in approving the Arrangement and the actions of the directors and officers of Company in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

(3)

the plan of arrangement (the “Plan of Arrangement”) of Company implementing the Arrangement, the full text of which is set out in Schedule “A” to the Arrangement Agreement (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted;

(4)

notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Company or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Company are hereby authorized and empowered, without further notice to, or approval of, the shareholders of Company to:

a.	amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

b.	subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

(5)

any director or officer of Company is hereby authorized and directed for and on behalf of Company to execute, whether under corporate seal of Company or otherwise, and to deliver any and all documents as are necessary or desirable, to the Registrar under the CBCA in accordance with the Arrangement Agreement; and

(6)

any one or more directors or officers of Company is hereby authorized, for and on behalf and in the name of Company, to execute and deliver, whether under corporate seal of Company or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

a.	all actions required to be taken by or on behalf of Company, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

b.	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Company;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

SCHEDULE C

NEWMARKET SHARE ISSUANCE RESOLUTION

The text of the Newmarket Share Issuance Resolution which the Newmarket Shareholders will be asked to pass at the Newmarket Meeting is as follows:

“BE IT RESOLVED THAT:

(1)

Newmarket Gold Inc. (the “Newmarket”) is hereby authorized to issue such number of common shares in the capital of Newmarket as is necessary to allow Newmarket to acquire 100% ownership of a successor by amalgamation to Kirkland Lake Gold Inc. (“Company”) pursuant to an arrangement transaction (the “Arrangement”) in accordance with an arrangement agreement among the Newmarket and Company (the “Arrangement Agreement”), as more particularly described in the joint management information circular dated •, 2016 (the “Circular”) of Newmarket and Company, including, but not limited to, the issuance of common shares in the capital of Newmarket upon the exercise of options of Company and the issuance of common shares in the capital of Newmarket for any other matters contemplated by or related to the Arrangement (as the Arrangement may be, or may have been, modified or amended in accordance with its terms);

(2)

Newmarket is hereby further authorized to issue such number of common shares in the capital of Newmarket as is necessary to meet its obligations to Company as contemplated in the Arrangement Agreement;

(3)

Notwithstanding that this resolution has been duly passed by the holders of the common shares of Newmarket, the directors of Newmarket are hereby authorized and empowered, if they decide not to proceed with the aforementioned resolution, to revoke this resolution at any time prior to the closing date of the Arrangement, without further notice to or approval of the shareholders of Newmarket;

(4)

Any one or more directors or officers of Newmarket is hereby authorized, for and on behalf and in the name of Newmarket, to execute and deliver, whether under corporate seal of Newmarket or otherwise, all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.”

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF NEWMARKET

Newmarket hereby represents and warrants to Company as follows, and acknowledges and agrees that Company is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Corporate Capacity. Newmarket was duly incorporated and is validly existing and in good standing under the OBCA and has all requisite corporate power and capacity to on its business as now conducted and to own, lease and operate its properties and assets.

(b)	Subsidiaries.

(i)

Newmarket’s only subsidiaries are (A) Crocodile Gold Inc., incorporated and existing under the OBCA, (B) Newmarket Gold NT Holdings Pty Ltd., incorporated and existing under the Laws of the Northern Territory; (C) NT Mining Operations Pty Ltd., incorporated and existing under the Laws of the Northern Territory; (D) Newmarket Gold Victorian Holdings Pty Ltd., incorporated and existing under the Laws of the state of Victoria; (E) Down Under Finance Corporation Pty Ltd., incorporated and existing under the Laws of the state of Victoria; (F) Leviathan Resources Pty Ltd., incorporated and existing under the Laws of the state of Victoria; (G) Fosterville Gold Mine Pty Ltd., incorporated and existing under the Laws of the state of Queensland; (H) Stawell Gold Mines Pty Ltd., incorporated and existing under the Laws of the state of Victoria; (I) 0982583 B.C. Ltd., incorporated and existing under the Laws of the Province of British Columbia; (J) 0982576 B.C. Ltd., incorporated and existing under the laws of the Province of British Columbia; and (K) Newmarket America Holdings Inc., incorporated and existing under the laws of the State of Delaware (collectively, the “Newmarket Subsidiaries”).

(ii)

All outstanding shares and other securities of each Newmarket Subsidiary are validly issued and fully-paid and held directly or indirectly by Newmarket, are free and clear of all Encumbrances and no person has any right for the purchase of any interest in such shares or other securities or for the issue or allotment of any unissued shares or other securities of such Newmarket Subsidiaries.

(iii)

Each Newmarket Subsidiary is duly incorporated or continued, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or continuance and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.

(c)

Qualification to Do Business. Each of Newmarket and each of the Newmarket Subsidiaries is duly qualified to carry on business in all jurisdictions in which the character of its respective properties or assets owned, leased or operated by it, or the nature of its business activities makes such qualification necessary.

(d)

Dissolution. No act or proceeding by or against Newmarket or any of the Newmarket Subsidiaries has been taken or made in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of Newmarket or any of the Newmarket Subsidiaries or for the appointment of a trustee, receiver, manager or other administrator of Newmarket or any of the Newmarket Subsidiaries or any of its properties or assets and no such act or proceeding, to the knowledge of Newmarket, has been threatened. Neither Newmarket nor any of the Newmarket Subsidiaries has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

(e)

Authority Relative to this Agreement. Newmarket has the requisite corporate power and authority to enter into this Agreement (and subject to obtaining Newmarket Shareholder Approval), to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement and the performance by Newmarket of its obligations under this Agreement have been duly authorized by the Newmarket Board and no other corporate proceedings on the part of Newmarket are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining Newmarket Shareholder Approval, the completion by Newmarket of the Arrangement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by Newmarket and constitutes a valid and binding obligation of Newmarket, enforceable against Newmarket in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)

No Violation. Subject to the receipt of the Key Regulatory Approvals, the execution and delivery by Newmarket of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not:

(i)	violate, conflict with or result in a breach of:

(A)	any provision of Newmarket’s, or any of the Newmarket Subsidiaries’, articles, by-laws or comparable organizational documents;

(B)	any Newmarket Material Contract or material Authorization to which Newmarket or any of the Newmarket Subsidiaries is a party or otherwise bound; or

(C)	any Law to which Newmarket or any of the Newmarket Subsidiaries is subject or otherwise bound;

(ii)	give rise to any right of termination, or the acceleration of any indebtedness, under any Newmarket Material Contract or material Authorization;

(iii)	result in the creation or imposition of any Encumbrance upon any of the material properties or assets of Newmarket or the Newmarket Subsidiaries; or

(iv)

give rise to any rights of first refusal or rights of first offer or trigger any change in control provisions or similar provisions or any restriction or limitation under any such Contract or Authorization.

(g)

Regulatory Approvals and Consents. Other than the Key Regulatory Approvals, such filings and other actions required under applicable Securities Laws and the approvals of the TSX, no Authorization, consent or approval of, or filing with, any Governmental Entity is necessary on the part of Newmarket in connection with the execution and delivery of this Agreement or the completion by it of the transactions contemplated by this Agreement.

(h)

Third Party Consents and Approvals. The Key Third Party Consents for Newmarket disclosed in Schedule “F” hereto are the only material consents, approvals and notices required from any third party under any Newmarket Material Contract in order for Newmarket to proceed with the execution and delivery of this Agreement or the completion by it of the transactions contemplated by this Agreement.

(i)

Capitalization. The authorized share capital of Newmarket consists of an unlimited number of Newmarket Shares and an unlimited number of preferred shares in the capital of Newmarket. As at the date of this Agreement there are: (i) 178,002,620 Newmarket Shares validly issued and outstanding as fully-paid and non-assessable shares of Newmarket; (ii) no preferred shares outstanding; (iii) 10,002,440 Newmarket Options outstanding; (iv) 3,412,333 Newmarket PSUs outstanding; and (v) 401,760 Newmarket Broker Warrants outstanding. Other than Newmarket Options, Newmarket PSUs and Newmarket Broker Warrants, details of which are disclosed in the Newmarket Disclosure Letter (including (A) the number of Newmarket Shares issuable upon exercise; (B) the purchase price payable; (C) the date of grant; (D) the date of expiry; (E) the name of the registered holder and identifying whether such holder is an employee of Newmarket; (F) the extent to which the Newmarket Options are vested and are exercisable; and (G) whether vesting or exercise of the Newmarket Options, Newmarket PSUs and Newmarket Broker Warrants may be accelerated as a result, either alone or together with another event or occurrence, of the Arrangement), there are no other securities convertible or exercisable for Newmarket Shares. All outstanding Newmarket Shares to be issued on the exercise of Newmarket Options, Newmarket PSUs and Newmarket Broker Warrants have been duly authorized and will be, when duly issued and paid for, validly issued and outstanding as fully paid and non-assessable shares, and are not and will not be subject to, or issued in violation of, any pre-emptive rights. No holder of securities issued by Newmarket or the Newmarket Subsidiaries has any right to compel Newmarket or the Newmarket Subsidiaries to register or otherwise qualify securities for public sale in Canada, the United States, Australia or elsewhere.

(j)

Shareholders. Except as disclosed in the Newmarket Disclosure Newmarket, no person beneficially owns, directly or indirectly, or over, more than 10% of the votes attached to the Newmarket Shares Voting Agreement, Newmarket is not party to any shareholder, arrangement or agreement relating to the ownership or voting of any pursuant to which any Person may have any right or claim in connection equity interest in Newmarket and Newmarket is not a party to a other similar plan or agreement.

(k)	Securities Laws Matters.

(i)

The Newmarket Shares are listed on the TSX and posted for trading on the TSX and the OTCQX and, except for such listing and trading, no securities of Newmarket, are listed or quoted for trading on any other stock or securities exchange or market. No order, ruling or determination having the effect of ceasing or suspending trading in any securities of Newmarket has been issued and no proceedings for such purpose are pending or threatened. Other than as a result of this Agreement, neither Newmarket nor any of the Newmarket Subsidiaries has taken any action which would be reasonably expected to result in the delisting or suspension of Newmarket Shares on or from the TSX.

(ii)

Newmarket is a “reporting issuer” in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador (as that term is defined under applicable Canadian Securities Laws), and is not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable Securities Authorities in such provinces and Newmarket is not in default of any material provision of applicable Canadian Securities Laws.

(iii)

Newmarket has filed with the Securities Authorities, as applicable, a true and complete copy of all Newmarket Disclosure Documents. The Newmarket Disclosure Documents at the time filed or, if amended, as of the date of such amendment: (A) did not contain any misrepresentation; and (B) complied in all material respects with the requirements of applicable Securities Laws and the rules, policies and instruments of all Securities Authorities having jurisdiction over Newmarket, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on Newmarket. Newmarket has not filed any confidential material change or other report or other document with any Securities Authorities or other self-regulatory authority which at the date hereof remains confidential.

(iv)

Except as set forth above, Newmarket is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any securities Laws, including, without limitation, the securities laws of the United States or Australia.

(l)	Consideration Shares

(i)	All Consideration Shares will, when issued in accordance with the terms of the Arrangement be duly authorized, validly issued, fully-paid and non-assessable Newmarket Shares.

(m)

Corporate Records. The minute books and records of Newmarket and each Newmarket Subsidiary made available to the Company in connection with its due diligence investigation are true and correct in all material respects.

(n)

Financial Statements. The Newmarket Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Newmarket Annual Financial Statements, in the auditor’s report therein; and (ii) except that the Newmarket Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Newmarket Financial Statements present fairly and correctly, the consolidated financial position of Newmarket and the Newmarket Subsidiaries as at the dates thereof and the consolidated results of the operations and cash flows of Newmarket and the Newmarket Subsidiaries for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of Newmarket and the Newmarket Subsidiaries.

(o)	Auditors. There has not been a reportable disagreement (within the meaning of Section 4.11 of NI 51-102) with Newmarket’s auditors.

(p)

Absence of Certain Changes. Since December 31, 2015, except as disclosed in the Newmarket Disclosure Documents: (i) there has been no material change in respect of Newmarket and the Newmarket Subsidiaries taken as a whole, and the debt, business and material property of Newmarket and the Newmarket Subsidiaries conform in all material respects to the description thereof contained in the Newmarket Disclosure Documents; (ii) Newmarket has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Newmarket Shares; (iii) neither Newmarket nor any of the Newmarket Subsidiaries has materially increased the compensation paid or payable to its employees or changed any benefit to which its employees or former employees are entitled under any employee benefit plan or arrangement or created any new employee benefit plan or arrangement or modified, amended or terminated any employee benefit plan for any such employees; and (iv) other than as contemplated by the Arrangement there has been no dividend or distribution of any kind declared, paid or made by Newmarket on any Newmarket Shares.

(q)

Litigation. There are no Proceedings against or involving Newmarket or the Newmarket Subsidiaries, or affecting the Newmarket Properties (whether in progress or, to the knowledge of Newmarket, threatened). There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against Newmarket or any of the Newmarket Subsidiaries in respect of its businesses, properties or assets.

(r)

Internal Controls. Newmarket maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and directors of Newmarket; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the annual or interim financial statements.

(s)	Undisclosed Liabilities. Newmarket has no material liabilities and is not subject Encumbrances or any material Claim that has not been disclosed in the Statements.

(t)	Off Balance Sheet Arrangements. None of Newmarket or any of the Newmarket party to or bound by any “off-balance sheet” transactions or arrangements.

(u)	Taxes.

(i)	All Taxes due and payable by Newmarket and the Newmarket Subsidiaries have been paid except for where the failure to pay such Taxes would not result in a Material Adverse Effect.

(ii)

All Tax Returns required to be filed by Newmarket and each of the Newmarket Subsidiaries have been filed on a timely basis with each appropriate Governmental Entity and all such Tax Returns are true, complete and correct except where the failure to file such Tax Returns or any inaccuracies in such Tax Returns where filed would not result in a Material Adverse Effect.

(iii)

No examination of any Tax Return of Newmarket or any Newmarket Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by Newmarket or any Newmarket Subsidiaries, other than those that would not result in a Material Adverse Effect.

(iv)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim with respect to Taxes for, or the period for the collection or assessment or reassessment of, Taxes due from Newmarket or any Newmarket Subsidiaries for any taxable period and no request for any such waiver or extension is currently pending.

(v)

Neither Newmarket nor any of the Newmarket Subsidiaries is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation.

(vi)

No Claim with respect to Taxes has been made by any Governmental Entity in a jurisdiction where Newmarket or any of the Newmarket Subsidiaries does not file Tax Returns that Newmarket or any of the Newmarket Subsidiaries is or may be subject to Tax by that jurisdiction.

(vii)

Except as disclosed in the Newmarket Disclosure Letter, Newmarket and each of the Newmarket Subsidiaries has withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to withhold, collect or remit such amounts would not have a Material Adverse Effect.

(viii)	Newmarket is not a non-resident of Canada within the meaning of the Tax Act and has, at all relevant times, been and is a “taxable Canadian corporation” within the meaning of the Tax Act.

(ix)

Except as disclosed in the Newmarket Financial Statements, neither Newmarket nor any of the Newmarket Subsidiaries has claimed any reserves in computing its income for purposes of the Tax Act or for purposes of any equivalent foreign Tax Law applying to any of the Newmarket Subsidiaries.

(x)

To the knowledge of Newmarket, no circumstances exist or could reasonably be expected to arise as a result of matters existing before the date hereof that may result in Newmarket or any of the Newmarket Subsidiaries being subject to the application of section 160 of the Tax Act.

(xi)

Neither Newmarket nor any of the Newmarket Subsidiaries is a “United States real property holding corporation” within the meaning of Section 897(c) of the U.S. Tax Code, and Newmarket does not own any “United States real property interest” within the meaning of Section 897(c) of the U.S. Tax Code.

(v)

No Breach of Contracts. Each of Newmarket and the Newmarket Subsidiaries have performed material obligations required to be performed by it to date under the Newmarket Contracts. Neither Newmarket nor any of the Newmarket Subsidiaries is in material breach default (nor does there exist any condition which, with the passage of time or the giving of or both, would result in such a material breach or default under) that has not been cured any Newmarket Material Contract to which it is a party or bound. Neither Newmarket nor the Newmarket Subsidiaries knows of, or has received written notice of, any material breach default under any such Newmarket Material Contract by any other party thereto. All Newmarket Material Contracts: (i) are legal, valid, binding and in full force and effect and are enforceable Newmarket (or the Newmarket Subsidiaries, as the case may be) in accordance with respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity), and (ii) except as disclosed in Schedule or the Newmarket Disclosure Letter, do not, by their terms, require the consent of any thereto to permit the Arrangement or any of the transactions contemplated by this Agreement proceed or be consummated.

(w)

Non-Arm’s Length Transactions. Except as contemplated in this Agreement or as disclosed in Newmarket Financial Statements, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Newmarket or the Newmarket Subsidiaries) between Newmarket or any of the Newmarket Subsidiaries on one hand, and any (i) officer or director of Newmarket or any of the Newmarket Subsidiaries), any holder of record or beneficial owner of 10% or more of the Newmarket Shares, or (iii) affiliate or associate of any officer, director or beneficial owner mentioned in (i) or (ii), on the hand.

(x)	Broker Fees. No brokerage, agency or other fiscal advisory or similar fee is payable in connection with the Arrangement except fees to the Newmarket Financial Advisor.

(y)

Insurance. The assets of Newmarket and the Newmarket Subsidiaries and their business operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and coverage is in full force and effect, and neither Newmarket nor any of the Newmarket Subsidiaries has failed to promptly give any notice or present any material claim thereunder.

(z)

Authorizations. Newmarket and each Newmarket Subsidiary has obtained all Authorizations necessary as at the date hereof for the operation of the business carried proposed to be carried on by Newmarket and the Newmarket Subsidiaries, and Authorization is valid, subsisting, in full force and effect, enforceable in accordance with its in good standing and neither Newmarket nor any Newmarket Subsidiary is in material default breach of any Authorization. There are no Claims pending, or to the knowledge of Newmarket, threatened to revoke, or limit any Authorization.

(aa)	Compliance with Laws.

(i)	Newmarket and each of the Newmarket Subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable Laws.

(ii)

neither Newmarket nor any of the Newmarket Subsidiaries nor, to the knowledge of Newmarket, any director, officer, agent, employee, affiliate or other person acting on behalf of Newmarket or any of the Newmarket Subsidiaries is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such person of the Corruption of Foreign Public Officials Act (Canada) (the “CFPOA”), the United States Foreign Corrupt Practice Act (the “FCPA”), including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. Newmarket and the Newmarket Subsidiaries have conducted its business in compliance with the CFPOA and the FCPA and has instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA and FCPA;

(iii)

the operations of Newmarket and each of the Newmarket Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements of the Canadian Proceeds of Crime (Money Laundering) and Terrorist Financing Act, as amended, the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, and the money laundering statutes of all other applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, “Money Laundering Laws”) and no Claim by or before any Governmental Entity involving Newmarket or any of the Newmarket Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of Newmarket, threatened; and

(iv)

neither Newmarket nor any of the Newmarket Subsidiaries nor, to the knowledge of Newmarket, any director, officer, agent, employee, affiliate or other person acting on behalf of Newmarket or any of the Newmarket Subsidiaries has had any sanctions administered by the Australian Government or the United Nations Security Council imposed upon such Person, and neither Newmarket nor any of the Newmarket Subsidiaries is in violation of any sanctions administered by the Australian Government or the United Nations Security Council or is conducting business with any Person subject to such sanctions.

(bb)

Intellectual Property Rights. Newmarket owns or has the right to use all material Property required to carry on its business as currently conducted. To the Newmarket, there has been no claim of infringement by Newmarket or breach by any material Intellectual Property or industrial rights of any other person, and Newmarket received any notice that the conduct of its business infringes on any material Intellectual rights or industrial rights of any other person.

(cc)	Operational Matters.

(i)

All rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or required to be performed, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Newmarket and its subsidiaries, have been, in all material respects: (A) duly paid; (B) duly performed; or (C) provided for prior to the date of this Agreement.

(ii)

All costs, expenses, and liabilities required to be paid on or prior to the date of this Agreement under the terms of any Contracts and agreements to which Newmarket or any of the Newmarket subsidiaries is directly or indirectly bound have been properly and timely paid in all material respects, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(iii)

All exploration, development and mining operations on the Newmarket Properties, including all operations and activities relating to the Newmarket Properties, have been conducted in all material respects in accordance with good exploration, development and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects. There are no material environmental audits, evaluations, assessments, studies or tests relating to Newmarket or the Newmarket Subsidiaries except for ongoing assessments conducted by or on behalf of Newmarket in the ordinary course.

(dd)	Authorizations.

(i)

Any and all of the Authorizations pursuant to which Newmarket or the Newmarket Subsidiaries holds an interest in the Newmarket Properties are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with the terms thereof.

(ii)

All Authorizations of Newmarket and the Newmarket Subsidiaries are in good standing and there has been no default under any such Authorization, and all fees and other amounts required to be paid with respect to such Authorizations to the date hereof have been paid. There are no actions, proceedings or investigations, pending or, to the knowledge of Newmarket, threatened, against Newmarket or any of the Newmarket Subsidiaries that could reasonably be expected to result in the suspension, loss or revocation of any such Authorizations.

(iii)

Each of Newmarket and the Newmarket Subsidiaries are in compliance with all Authorizations relating to the Newmarket Properties, and there are no other Authorizations necessary to conduct its current business at the Newmarket Properties as it is now being conducted (as described in the Newmarket Disclosure Documents).

(ee)	Interest in Properties.

(i)

Except as disclosed in the Newmarket Disclosure Letter, each of Newmarket and the Newmarket Subsidiaries is the sole legal and beneficial owner, and has valid and sufficient right, title and interest, free and clear of any Lien: (i) to its concessions, claims, leases, licences, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Newmarket Properties, and, in each case, as are necessary to perform the operation of its business as presently owned and conducted; (ii) to its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by Newmarket or any of its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests, and, in each case, as are necessary to perform the operation of its business as presently owned and conducted; and (iii) to, or is entitled to the benefits of, all of its properties and assets of any nature whatsoever and to all benefits derived therefrom and mineral rights including all the properties and assets reflected in the balance sheet forming part of the Newmarket Disclosure Documents (collectively, the “Newmarket Properties”), except as indicated in the Newmarket Disclosure Documents, and such properties and assets are not subject to any material Lien except as is specifically identified on title or in the public registry or in the Newmarket Disclosure Documents.

(ii)

All mineral property claims in which Newmarket or any of the Newmarket Subsidiaries has an interest or right, including the Newmarket Properties, have been validly located and recorded in accordance with all Laws and are valid and subsisting. Each of Newmarket and the Newmarket Subsidiaries has all necessary surface rights, access rights and other rights and interests relating to its mineral properties, granting Newmarket or the Newmarket Subsidiaries the right and ability to conduct its business as currently conducted as disclosed in Newmarket Disclosure Documents, with only such exceptions as do not materially interfere with the use made by Newmarket or the Newmarket Subsidiaries of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of Newmarket or the Newmarket Subsidiaries.

(iii)

Each of Newmarket and each of the Newmarket Subsidiaries has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by Newmarket or any Newmarket Subsidiary under any material agreement pertaining to their respective Newmarket Properties and each such material agreement is enforceable and in full force and effect.

(iv)

Except as disclosed in Newmarket Disclosure Letter, (A) Newmarket and the Newmarket Subsidiaries have the exclusive right to deal with the Newmarket Properties; (B) no person or entity of any nature whatsoever other than Newmarket or the Newmarket Subsidiaries has any interest in the Newmarket Properties or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect Newmarket’s or the Newmarket Subsidiaries’ interests in the Newmarket Properties, and no such rights are threatened; (iv) neither Newmarket nor any of the Newmarket Subsidiaries has received any written notice, from any Governmental Entity or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Newmarket Properties; and (v) the Newmarket Properties are in good standing under and comply in all material respects with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)

There are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of Newmarket, that are threatened, affecting or which could have a Material Adverse Effect on Newmarket’s or any of the Newmarket Subsidiaries’ right, title or interest in the Newmarket Properties or the ability of Newmarket or the Newmarket Subsidiaries to explore or develop the Newmarket Properties, including the title to or ownership by Newmarket or the Newmarket Subsidiaries of the foregoing.

(vi)

None of the directors or officers of Newmarket or the Newmarket Subsidiaries holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of the Newmarket Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Newmarket Properties and any other properties located within 20 kilometres of any of the Newmarket Properties.

(vii)

Newmarket has provided the Company with access to full and complete copies of all exploration information and data within its possession or control including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Newmarket Properties and Newmarket and the Newmarket Subsidiaries have the sole right, title and ownership of all such information, data, reports and studies.

(ff)

Expropriation. None of the Newmarket Properties has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Newmarket, is there any intent or proposal to give any such notice or to commence any such proceeding.

(gg)	Newmarket Technical Report.

(i)

The Newmarket Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. Newmarket does not have knowledge of any change to the facts and assumptions underlying the estimates in the Newmarket Technical Reports that would reasonably be expected to result a material adverse change in any production, cost, price, reserves, resources or other relevant information in the Newmarket Technical Report since the date of such reports.

(ii)

Newmarket made available to the authors of the Newmarket Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iii)	All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Newmarket Technical Reports are reasonable and appropriate.

(iv)	The estimates of mineral resources and mineral reserves as described in the Newmarket Disclosure Documents comply in all material respects with NI 43-101.

(v)

The information set forth in the Newmarket Disclosure Documents relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by Newmarket and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and Securities Laws.

(vi)

Newmarket is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which Newmarket is or should be aware that would disaffirm or change any aspect of the Newmarket Technical Reports or that would require the filing of a new technical report under NI 43-101.

(hh)

Description of Newmarket Properties. The description of the Newmarket Properties as disclosed in the Newmarket Disclosure Documents, constitutes an accurate description of the Newmarket Properties, and no other property or assets are necessary for the conduct of the business of Newmarket as currently conducted, Newmarket does not know of any claim or the basis for any claim, including a claim with respect to aboriginal or native rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for mineral deposits on the Newmarket Properties.

(ii)	Environmental Matters.

(i)

Newmarket and the Newmarket Subsidiaries have carried on their operations in compliance with all applicable Environmental Laws and the Newmarket Properties and assets comply with all applicable Environmental Laws, except to the extent that any failure to be in such compliance individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Newmarket or the Newmarket activities. The Company has taken all requested or necessary steps and actions to comply with any notice, action, or proceeding with respect to any material non-compliance.

(ii)

Except as disclosed in the Newmarket Disclosure Documents, neither Newmarket nor any of the Newmarket Subsidiaries is subject to any contingent or other liability relating to

(a) the restoration or rehabilitation of land, water or any other part of the Environment, or
(b) non-compliance with Environmental Laws.

(iii)

The Newmarket Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except to the extent that such use would not reasonably be expected to have a Material Adverse Effect on Newmarket or the Newmarket Subsidiaries. Neither Newmarket nor any of the Newmarket Subsidiaries has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Newmarket Property, except in compliance, individually or in the aggregate, with all Environmental Laws, except where the failure to be in such compliance would not be reasonably be expected to have a Material Adverse Effect on Newmarket or the Newmarket Subsidiaries. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Newmarket Properties by Newmarket or the Newmarket Subsidiaries have been handled, recycled, disposed of, treated and stored in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably expected to have a Material Adverse Effect on Newmarket or the Newmarket Subsidiaries. To the knowledge of Newmarket, there are no Hazardous Substances at, in, on, under or migrating from any Newmarket Property, except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Newmarket.

(iv)

To the knowledge of Newmarket, neither Newmarket nor the Newmarket Subsidiaries has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) to the knowledge of Newmarket, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, notice or other claim against Newmarket or its subsidiaries. To the knowledge of Newmarket, no site or facility now or previously owned, operated or leased by Newmarket or its subsidiaries is listed or, to the knowledge of Newmarket, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(v)

To the knowledge of Newmarket, neither Newmarket nor any of the Newmarket Subsidiaries has caused or permitted the Release of any Hazardous Substances on or to any Newmarket Property in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such liability would not reasonably be expected to have a Material Adverse Effect on Newmarket or Newmarket Subsidiaries; or (B) would be reasonably expected to result in imposition of a material lien, charge or other encumbrance or the expropriation of any Newmarket Property or any of the assets of Newmarket or the Newmarket Subsidiaries.

(vi)

Neither Newmarket nor any of the Newmarket Subsidiaries has received from any Person or Governmental Entity any notice of any material proceeding, material action or other material claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement.

(jj)

First Nations Claims. There are no claims or any legal actions with respect to native, indigenous or other aboriginal rights currently or, to the knowledge of Newmarket, after due inquiry, pending or threatened with respect to any of the Newmarket Properties, and no dispute between Newmarket or a Newmarket Subsidiary and any native, indigenous or other aboriginal group exists or, to the knowledge of Newmarket, is threatened or imminent with respect to any activities thereon.

(kk)

NGOs and Community Groups. No dispute between Newmarket or any of the Newmarket Subsidiaries and any non-governmental organization, community, or community group exists or,to the knowledge of Newmarket, is threatened or imminent with respect to any of the Newmarket Properties or operations.

(ll)

Restrictions on Business Activity. Neither Newmarket nor any of the Newmarket Subsidiaries nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of Newmarket or any of the Newmarket Subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(mm)

Employee Plans. Each Employee Plan of Newmarket or any Newmarket subsidiary has been maintained in material compliance with its terms and in accordance with all applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereto) to the extent required by applicable Securities Laws. All required employer contributions under such Employee Plans have been made in accordance with the terms thereof. Each Newmarket benefit plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval.

(nn)	Employment Matters.

(i)

There are no outstanding or, to the knowledge of Newmarket, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which, to the knowledge of Newmarket, could result in certification of a trade union as bargaining agent for any employees of Newmarket or any of the Newmarket Subsidiaries.

(ii)

All current assessments under applicable workers compensation legislation have been paid or accrued by Newmarket and the Newmarket Subsidiaries, as applicable, and Newmarket and the Newmarket Subsidiaries are not subject to any special or penalty assessment under such legislation which has not been paid.

(iii)

There are no collective agreements that exist, either directly or by operation of law, between Newmarket or any of the Newmarket Subsidiaries and any trade union or association which may qualify as a trade union and none of Newmarket or any of the Newmarket Subsidiaries is currently negotiating any such agreements. To the knowledge of Newmarket, there are no threatened or apparent union organizing activities involving employees of Newmarket or the Newmarket Subsidiaries.

(iv)

To the knowledge of Newmarket, except for payments due pursuant to applicable Law and payments due pursuant to contracts that are consistent with the payments due pursuant to the standard form employment agreement of Newmarket, all other change of control (including Newmarket Change of Control Payments), bonus payments, severance payments or termination payments, including the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of Newmarket or any of the Newmarket Subsidiaries, that Newmarket and the Newmarket Subsidiaries are obligated to pay under existing contracts to all persons including, without limitation, consultants, directors, officers, employees or agents, are as disclosed in the Newmarket Disclosure Letter.

(oo)

Health and Safety. To the knowledge of Newmarket, each of Newmarket and the Newmarket Subsidiaries have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of Newmarket,threatened proceedings before any Governmental Entity with respect to any such matters, which if determined adversely to Newmarket would result in a Material Adverse Effect.

(pp)

Employment Withholdings. To the knowledge of Newmarket, each of Newmarket and its subsidiaries has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all material amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.

(qq)

Arrangement with Securityholders. Other than Newmarket Voting Agreements, this Agreement and the Confidentiality Agreement, Newmarket does not have any agreement, arrangement or understanding (whether written or oral) with respect to Newmarket or any of its securities, business or operations, with any shareholder of Newmarket, any interested party of Newmarket or any related party of any interested party of Newmarket, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(rr)

United States Securities Laws. The Newmarket Shares are not and are not required to be registered pursuant to Section 12 of the U.S. Exchange Act. Newmarket is a “foreign private issuer” as that term is defined under Rule 405 promulgated under the U.S. Securities Act. Newmarket is not an “investment Newmarket” under the United States Investment Newmarket Act of 1940, as amended.

(ss)

Fairness Opinion. The Newmarket Board has received an oral opinion (to be confirmed in writing) from the Newmarket Financial Advisor that the Arrangement is fair from a financial point of view to Newmarket, which opinion has not been modified, amended, qualified or withdrawn. A true and complete copy of the written fairness opinion will be provided by Newmarket to the Company promptly following delivery by the Newmarket Financial Advisor.

(tt)

Newmarket Board Approval. The Newmarket Board, at a meeting duly called and held, upon consultation with legal and financial advisors, has unanimously determined that this Agreement and the Arrangement are fair to Newmarket and are in the best interests of the Newmarket, have unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and have unanimously resolved to recommend that the Newmarket Shareholders vote in favour of the Newmarket Resolutions.

(uu)	Investment Canada Act. Newmarket is not a non-Canadian within the meaning of the Investment Canada Act.

SCHEDULE E

REPRESENTATIONS AND WARRANTIES OF KIRKLAND

The Company hereby represents and warrants to Newmarket as follows, and acknowledges and agrees that Newmarket is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)

Organization and Corporate Capacity. The Company was duly incorporated and is validly existing and in good standing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.

(b)	Subsidiaries.

(i)	The Company’s only subsidiary is St Andrew Goldfields Ltd., incorporated and existing under the Laws of the Province of Ontario (the “Company Subsidiary”).

(ii)

All outstanding shares and other securities of the Company Subsidiary are validly issued and fully-paid and held directly by the Company, are free and clear of all Encumbrances and no person has any right for the purchase of any interest in such shares or other securities or for the issue or allotment of any unissued shares or other securities of the Company Subsidiary.

(iii)

The Company Subsidiary is duly incorporated or continued, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or continuance and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.

(c)

Qualification to Do Business. Each of the Company and the Company Subsidiary is duly qualified to carry on business in all jurisdictions in which the character of its respective properties, assets, owned, leased or operated by it, or the nature of its business activities makes such qualification necessary.

(d)

Dissolution. No act or proceeding by or against the Company or the Company Subsidiary has been taken or made in connection with the dissolution, liquidation, winding up, bankruptcy or reorganization of the Company or the Company Subsidiary or for the appointment of a trustee, receiver, manager or other administrator of the Company or the Company Subsidiary or any of its properties or assets nor is any such act or proceeding, to the knowledge of the Company, threatened. Neither the Company nor the Company Subsidiary has sought protection under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or similar legislation.

(e)

Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement (and subject to obtaining Company Shareholder Approval), to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement and the performance by the Company of its obligations under this Agreement have been duly authorized by the Company Board and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by it of this Agreement or, subject to obtaining Company Shareholder Approval, the completion by the Company of the Arrangement and the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

(f)

No Violation. Subject to the receipt of the Key Regulatory Approvals, the execution and delivery by the Company of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement do not and will not:

(i)	violate, conflict with or result in a breach of:

(A)	any provision of the Company’s or the Company Subsidiary’s, articles, by-laws or comparable organizational documents;

(B)	any Company Material Contract or material Authorization to which the Company or the Company Subsidiary is a party or otherwise bound; or

(C)	any Law to which the Company or the Company Subsidiary is subject or otherwise bound;

(ii)	give rise to any right of termination, or the acceleration of any indebtedness, under any Company Material Contract or material Authorization;

(iii)	result in the creation or imposition of any Encumbrance upon any of the material properties or assets of the Company or the Company Subsidiary; or

(iv)

give rise to any rights of first refusal or rights of first offer or trigger any change in control provisions or similar provisions or any restriction or limitation under any such Contract or Authorization.

(g)

Regulatory Approvals and Consents. Other than the Interim Order, the Final Order, and the filing of the Articles of Arrangement, such filings and other actions required under applicable Securities Laws and the approval of the TSX, no Authorization, consent or approval of, or filing with, any Governmental Entity is necessary on the part of the Company in connection with the execution and delivery of this Agreement or the completion by it of the transactions contemplated by this Agreement.

(h)

Third Party Consents and Approvals. The Key Third Party Consents for the Company disclosed in Schedule “F” hereto are the only material consents, approvals and notices required from any third party under any Company Material Contract in order for the Company to proceed with the execution and delivery of this Agreement or the completion by it of the transactions contemplated by this Agreement.

(i)

Capitalization. The authorized share capital of the Company consists of an unlimited number of Company Shares. As at the date of this Agreement there are: (i) 117,449,088 Company Shares validly issued and outstanding as fully-paid and non-assessable shares of the Company; (ii) 1,695,175 Company Options outstanding; (iii) 1,290,611 SAS Options outstanding; (iv) 139,095 Company PSUs; (v) 159,095 Company RSUs; and (vi) 8,326,398 Company Debentures outstanding. Other than the Company Options, SAS Options, Company PSUs, Company RSUs and Company Debentures, there are no other securities convertible or exercisable for Company Shares. All outstanding Company Shares to be issued on the exercise of Company Options, SAS Options, Company PSUs, Company RSUs and Company Debentures have been duly authorized and will be when duly issued and paid for, validly issued and outstanding as fully paid and non- assessable shares, and are not and will not be subject to, or issued in violation of, any pre- emptive rights. No holder of securities issued by the Company or the Company Subsidiary has any right to compel the Company or the Company Subsidiary to register or otherwise qualify securities for public sale in Canada, the United States, or elsewhere.

(j)

Shareholders. Except as disclosed in the Company Disclosure Letter, to the knowledge of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the votes attached to the Company Shares. The Company is not party to any shareholder, pooling, voting, or other similar arrangement or agreement relating to the ownership or voting of any of the Company Shares or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company and the Company is not a party to a shareholder rights plan or any other similar plan or agreement.

(k)	Securities Laws Matters.

(i)

The Company Shares are listed and posted for trading on the TSX and except for such listing and trading, the Company has not made arrangements for any securities of the Company to be listed or quoted for trading on any other stock or securities exchange or market. No order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Company has been issued and no proceedings for such purpose are pending or threatened. Neither the Company nor the Company Subsidiary has taken any action which would be reasonably expected to result in the delisting or suspension of the Company Shares on or from the TSX.

(ii)

The Company is a “reporting issuer” in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador (as that term is defined under applicable Canadian Securities Laws) is not included in a list of defaulting reporting issuers (or equivalent) maintained by the applicable Securities Authorities in such provinces and the Company is not in default of any material provision of applicable Canadian Securities Laws.

(iii)

The Company has filed with the Securities Authorities, as applicable, a true and complete copy of all Company Disclosure Documents. The Company Disclosure Documents at the time filed or, if amended, as of the date of such amendment: (A) did not contain any misrepresentation; and (B) complied in all material respects with the requirements of applicable Securities Laws and the rules, policies and instruments of all Securities Authorities having jurisdiction over the Company, except where such non-compliance has not had and would not reasonably be expected to have a Material Adverse Effect on the Company. The Company has not filed any confidential material change or other report or other document with any Securities Authorities or other self-regulatory authority which at the date hereof remains confidential.

(iv)

Except as set forth above, the Company is not subject to continuous disclosure or other public reporting requirements under any Securities Laws or any securities Laws, including, without limitation, the securities laws of the United States.

(l)

Corporate Records. The minute books and records of the Company and the Company Subsidiary made available to Newmarket in connection with its due diligence investigation of the Company are true and correct in all material respects.

(m)

Financial Statements. The Company Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with those of previous periods and in accordance with applicable Laws except (i) as otherwise stated in the notes to such statements or, in the case of the Company Annual Financial Statements, in the auditor’s report therein; and (ii) except that the Company Interim Financial Statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Securities Laws or IFRS. The Company Financial Statements present fairly and correctly, the consolidated financial position of the Company and the Company Subsidiary as at the dates thereof and the consolidated results of the operations and cash flows of the Company and the Company Subsidiary for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company and the Company Subsidiary.

(n)	Auditors. There has not been a reportable disagreement (within the meaning of Section 4.11 of NI 51-102) with the Company’s auditors.

(o)

Absence of Certain Changes. Since December 31, 2015, except as disclosed in the Company Disclosure Documents: (i) there has been no material change in respect of the Company and the Company Subsidiary taken as a whole, and the debt, business and material property of the Company and the Company Subsidiary conform in all material respects to the description thereof contained in the Company Disclosure Documents; (ii) the Company has not effected or passed any resolution to approve a split, consolidation or reclassification of any of the outstanding Company Shares; (iii) neither the Company nor the Company Subsidiary has materially increased the compensation paid or payable to its employees or changed any benefit to which its employees or former employees are entitled under any employee benefit plan or arrangement or created any new employee benefit plan or arrangement or modified, amended or terminated any employee benefit plan for any such employees; and (iv) other than as contemplated by the Arrangement there has been no dividend or distribution of any kind declared, paid or made by the Company on any Company Shares.

(p)

Litigation. Except as disclosed in the Company Disclosure Letter, there are no Proceedings against or involving the Company or the Company Subsidiary, or affecting the Company Properties (whether in progress or, to the knowledge of the Company, threatened). There is no judgment, writ, decree, injunction, rule, award or order of any Governmental Entity outstanding against the Company or the Company Subsidiary in respect of its businesses, properties or assets.

(q)

Internal Controls. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets that could have a material effect on the annual or interim financial statements.

(r)

Undisclosed Liabilities. The Company has no material liabilities and is not subject to any significant Encumbrances or any material Claim that has not been disclosed in the Company Financial Statements.

(s)	Off Balance Sheet Arrangements. Neither the Company nor the Company Subsidiary is party to or bound by any “off-balance sheet” transactions or arrangements.

(t)	Taxes.

(i)	All Taxes due and payable by the Company and the Company Subsidiary have been paid except for where the failure to pay such Taxes would not result in a Material Adverse Effect.

(ii)

All Tax Returns required to be filed by the Company and the Company Subsidiary have been filed on a timely basis with each appropriate Governmental Entity and all such Tax Returns are true, complete and correct except where the failure to file such Tax Returns or any inaccuracies in such Tax Returns where filed would not result in a Material Adverse Effect.

(iii)

Except as disclosed in the Company Disclosure Letter, no examination of any Tax Return of the Company or the Company Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes that have been paid, or may be payable, by the Company or the Company Subsidiary, other than those that would not result in a Material Adverse Effect.

(iv)

There are no outstanding agreements extending or waiving the statutory period of limitations applicable to any Claim with respect to Taxes for, or the period for the collection or assessment or reassessment of, Taxes due from the Company or the Company Subsidiary for any taxable period and no request for any such waiver or extension is currently pending.

(v)	Neither the Company nor the Company Subsidiary is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation.

(vi)

No Claim with respect to Taxes has been made by any Governmental Entity in a jurisdiction where the Company or the Company Subsidiary does not file Tax Returns that the Company or the Company Subsidiary is or may be subject to Tax by that jurisdiction.

(vii)

The Company and the Company Subsidiary have withheld or collected all amounts required to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so, except where the failure to withhold, collect or remit such amounts would not have a Material Adverse Effect.

(viii)	The Company is not a non-resident of Canada within the meaning of the Tax Act and has, at all relevant times, been and is a “taxable Canadian corporation” within the meaning of the Tax Act.

(ix)

Except as disclosed in the Company Financial Statements, neither the Company nor the Company Subsidiary has claimed any reserves in computing its income for purposes of the Tax Act or for purposes of any equivalent foreign Tax Law applying to the Company Subsidiary.

(x)

To the knowledge of the Company, no circumstances exist or could reasonably be expected to arise as a result of matters existing before the date hereof that may result in the Company or the Company Subsidiary being subject to the application of section 160 of the Tax Act.

(xi)

Neither the Company nor the Company Subsidiary is a “United States real property holding corporation” within the meaning of Section 897(c) of the U.S. Tax Code, and the Company does not own any “United States real property interest” within the meaning of Section 897(c) of the U.S. Tax Code.

(u)

No Breach of Contracts. The Company and the Company Subsidiary have performed all material obligations required to be performed by it to date under the Company Material Contracts. Neither the Company nor the Company Subsidiary is in material breach or default (nor does there exist any condition which, with the passage of time or the giving of notice or both, would result in such a material breach or default under) that has not been cured under any Company Material Contract to which it is a party or bound. Neither the Company nor the Company Subsidiary knows of, or has received written notice of, any material breach or default under any such Company Material Contract by any other party thereto. All Company Material Contracts: (i) are legal, valid, binding and in full force and effect and are enforceable by the Company (or the Company Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity), and (ii) except as disclosed in Schedule “F” or the Company Disclosure Letter, do not, by their terms, require the consent of any parties thereto to permit the Arrangement or any of the transactions contemplated by this Agreement to proceed or be consummated.

(v)

Non-Arm’s Length Transactions. Except as contemplated in this Agreement or as disclosed in the Company Financial Statements or the Company Disclosure Letter, there are no current Contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by the Company or the Company Subsidiary) between the Company or the Company Subsidiary on the one hand, and any (i) officer or director of the Company or the Company Subsidiary), (ii) any holder of record or beneficial owner of 10% or more of the Company Shares, or (iii) any affiliate or associate of any officer, director or beneficial owner, mentioned in (i) or (ii) on the other hand.

(w)

Broker Fees. No brokerage, agency or other fiscal advisory or similar fee is payable in connection with the Arrangement except fees to the Company Financial Advisors and the Special Committee Financial Advisor.

(x)

Insurance. The assets of the Company and the Company Subsidiary and their business and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor the Company Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(y)

Authorizations. Each of the Company and the Company Subsidiary has obtained all material Authorizations necessary as at the date hereof for the operation of the business carried on or proposed to be carried on by the Company and the Company Subsidiary, and each Authorization is valid, subsisting, in full force and effect, enforceable in accordance with its terms in good standing and neither the Company nor the Company Subsidiary is in material default or breach any Authorization. There are no Claims pending or, to the knowledge of the Company, threatened to revoke, or limit any Authorization.

(z)	Compliance with Laws.

(i)	Each of the Company and the Company Subsidiary has conducted and is conducting its business in compliance in all material respects with all applicable Laws.

(ii)

Neither the Company nor the Company Subsidiary nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or the Company Subsidiary is aware of or has taken any action, directly or indirectly, that has resulted or would result in a violation by any such person of the CFPOA, the FCPA, including any offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA. The Company and the Company Subsidiary have conducted its business in compliance with the CFPOA and the FCPA and has instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to ensure, continued compliance with the CFPOA and FCPA.

(iii)

The operations of the Company and the Company Subsidiary are and have been conducted at all times in compliance with applicable Money Laundering Laws and no Claim by or before any Governmental Entity involving the Company or the Company Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(aa)

Intellectual Property Rights. The Company owns or has the right to use all material Intellectual Property required to carry on its business as currently conducted. To the knowledge of the Company, there has been no claim of infringement by the Company or breach by the Company of any material Intellectual Property or industrial rights of any other person, and the Company has not received any notice that the conduct of its business infringes on any material Intellectual Property rights or industrial rights of any other person.

(bb)	Operational Matters.

(i)

Except as disclosed in the Company Disclosure Letter, all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or required to be performed, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of the Company and its subsidiaries, have been, in all material respects: (A) duly paid; (B) duly performed; or (C) provided for prior to the date of this Agreement.

(ii)

All costs, expenses, and liabilities required to be paid on or prior to the date of this Agreement under the terms of any Contracts and agreements to which the Company or the Company Subsidiary is directly or indirectly bound have been properly and timely paid in all material respects, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(iii)

All exploration, development and mining operations on the Company Properties, including all operations and activities relating to the Company Properties, have been conducted in all material respects in accordance with good exploration, development and engineering practices and all applicable workers’ compensation and health and safety and workplace laws, regulations and policies have been complied with in all material respects. There are no material environmental audits, evaluations, assessments, studies or tests relating to the Company or the Company Subsidiary except for ongoing assessments conducted by or on behalf of the Company in the ordinary course.

(cc)	Authorizations.

(i)

Any and all of the Authorizations pursuant to which the Company or the Company Subsidiary holds an interest in the Company Properties are valid and subsisting permits, certificates, agreements, leases, licenses, documents or instruments in full force and effect, enforceable in accordance with the terms thereof.

(ii)

All Authorizations of the Company and the Company Subsidiary are in good standing and there has been no default under any such Authorizations, and all fees and other amounts required to be paid with respect to such Authorizations to the date hereof have been paid. There are no actions, proceedings or investigations, pending or, to the knowledge of the Company, threatened, against the Company or the Company Subsidiary that could reasonably be expected to result in the suspension, loss or revocation of any such Authorization.

(iii)

Each of the Company and the Company Subsidiary is in compliance with all Authorizations relating to the Company Properties, and there is no other Authorization necessary to conduct its current business at the Company Properties as it is now being conducted (as described in the Company Disclosure Documents).

(dd)	Interest in Properties.

(i)

Each of the Company and the Company Subsidiary is the sole legal and beneficial owner, and has valid and sufficient right, title and interest, free and clear of any Lien: (i) to its concessions, claims, leases, licences, and all other rights relating in any manner whatsoever to the interest in, or exploration for minerals on the Company Properties and, in each case, as are necessary to perform the operation of its business as presently owned and conducted; (ii) to its real property interests including fee simple estate of and in real property, licences (from landowners and authorities permitting the use of land by the Company or any of its subsidiaries), leases, rights of way, occupancy rights, surface rights, mineral rights, easements and all other real property interests and, in each case, as are necessary to perform the operation of its business as presently owned and conducted; and (iii) to, or is entitled to the benefits of, all of its properties and assets of any nature whatsoever and to all benefits derived therefrom and mineral rights including all the properties and assets reflected in the balance sheet forming part of the Company Disclosure Documents (collectively, the “Company Properties”), except as indicated in the Company Disclosure Documents and such properties and assets are not subject to any material Lien except as is specifically identified on title or in the public registry or in the Company Disclosure Documents.

(ii)

All mineral property claims in which the Company or the Company Subsidiary has an interest or right, including the Company Properties, have been validly located and recorded in accordance with all Laws and are valid and subsisting. Each of the Company and the Company Subsidiary has all necessary surface rights, access rights and other rights and interests relating to its mineral properties, granting the Company or the Company Subsidiary the right and ability to conduct its business as currently conducted as disclosed in the Company Disclosure Documents, with only such exceptions as do not materially interfere with the use made by the Company or the Company Subsidiary of the rights or interests so held, and each of the property interests or rights and each of the documents, agreements, instruments and obligations relating thereto and referred to above is currently in good standing in the name of the Company or the Company Subsidiary.

(iii)

Each of the Company and the Company Subsidiary has duly and timely satisfied all of the obligations required to be satisfied, performed and observed by it under, and there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default by the Company or the Company Subsidiary under any material agreement pertaining to their respective Company Properties and each such material agreement is enforceable and in full force and effect.

(iv)

(A) the Company and the Company Subsidiary have the exclusive right to deal with the Company Properties; (B) no person or entity of any nature whatsoever other than the Company or the Company Subsidiary has any interest in the Company Properties or any right to acquire or otherwise obtain any such interest; (C) there are no back-in rights, earn-in rights, rights of first refusal, off-take rights or obligations, royalty rights, streaming rights, or other rights of any nature whatsoever which would affect the Company’s or the Company Subsidiary’s interests in the Company Properties, and no such rights are threatened; (iv) neither the Company nor the Company Subsidiary has received any written notice from any Governmental Entity or any other person of any revocation or intention to revoke, diminish or challenge its interest in the Company Properties; and (v) the Company Properties are in good standing under and comply in all material respects with all Laws and all work required to be performed has been performed and all taxes, fees, expenditures and all other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

(v)

There are no adverse claims, demands, actions, suits or proceedings that have been commenced or are pending or, to the knowledge of the Company, that are threatened, affecting or which could have a Material Adverse Effect on the Company’s or the Company Subsidiary’s right, title or interest in the Company Properties or the ability of the Company or the Company Subsidiary to explore or develop the Company Properties, including the title to or ownership by the Company or the Company Subsidiary of the foregoing.

(vi)

None of the directors or officers of the Company or the Company Subsidiary holds any right, title or interest in, nor has taken any action to obtain, directly or indirectly, any right, title and interest in any of the Company Properties or in any permit, concession, claim, lease, licence or other right to explore for, exploit, develop, mine or produce minerals from or in any manner in relation to the Company Properties and any other properties located within 20 kilometres of any of the Company Properties.

(vii)

The Company has provided Newmarket with access to full and complete copies of all exploration information and data within its possession or control including, without limitation, all geological, geophysical and geochemical information and data (including all drill, sample and assay results and all maps) and all technical reports, feasibility studies and other similar reports and studies concerning the Company Properties and the Company and the Company Subsidiary have the sole right, title and ownership of all such information, data, reports and studies.

(ee)

Expropriation. None of the Company Properties has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of the Company, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ff)	Company Technical Report.

(i)

The Company Technical Reports complied in all material respects with the requirements of NI 43-101 at the time of filing thereof and reasonably presented the quantity of mineral resources and mineral reserves attributable to the properties evaluated therein as at the date stated therein based upon information available at the time the report was prepared. The Company does not have knowledge of any change to the facts and assumptions underlying the estimates in the Company Technical Reports that would reasonably be expected to result a material adverse change in any production, cost, price, reserves, resources or other relevant information in the Company Technical Report since the date of such reports.

(ii)

The Company made available to the authors of the Company Technical Reports, prior to the issuance thereof, for the purpose of preparing such reports, all information requested by them, and none of such information contained any misrepresentation at the time such information was so provided.

(iii)	All of the material assumptions underlying the mineral resource and mineral reserve estimates in the Company Technical Reports are reasonable and appropriate.

(iv)	The estimates of mineral resources and mineral reserves as described in the Company Disclosure Documents comply in all material respects with NI 43-101.

(v)

The information set forth in the Company Disclosure Documents relating to mineral resources and mineral reserves required to be disclosed therein pursuant to NI 43-101 has been prepared by the Company and its consultants in accordance with methods generally applied in the mining industry and conforms to the requirements of NI 43-101 and Securities Laws.

(vi)

The Company is in compliance in all material respects with the provisions of NI 43-101, has filed all technical reports required thereby, and there has been no change of which the Company is or should be aware that would disaffirm or change any aspect of the Company Technical Reports or that would require the filing of a new technical report under NI 43-101.

(gg)

Description of the Company Properties. The description of the Company Properties as disclosed in the Company Disclosure Documents, constitutes an accurate description of the Company Properties, and no other property or assets are necessary for the conduct of the business of the Company as currently conducted, the Company does not know of any claim or the basis for any claim, including a claim with respect to aboriginal or native rights, that might or could have a Material Adverse Effect on the right thereof to use, transfer or otherwise explore for mineral deposits on the Company Properties.

(hh)	Environmental Matters.

(i)

The Company and the Company Subsidiary have carried on their operations in compliance with all applicable Environmental Laws and the Company Properties and assets comply with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company or the Company Subsidiary.

(ii)

Except as disclosed in the Company Disclosure Documents, neither the Company nor the Company Subsidiary is subject to any contingent or other liability relating to (a) the restoration or rehabilitation of land, water or any other part of the Environment, or (b) non-compliance with Environmental Laws.

(iii)

The Company Properties have not been used to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose of, transfer, produce or process Hazardous Substances, except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Company or the Company Subsidiary. Neither the Company nor the Company Subsidiary has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Company Property, except where the failure to be in such compliance would not be reasonably be expected to have a Material Adverse Effect on the Company or the Company Subsidiary. All Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of the Company Properties by the Company or the Company Subsidiary have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws, except to the extent that a failure to be in such compliance would not be reasonably likely to have a Material Adverse Effect on the Company or the Company Subsidiary. To the knowledge of the Company, there are no Hazardous Substances at, in, on, under or migrating from any Company Property, except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on the Company.

(iv)

To the knowledge of the Company, neither the Company nor the Company Subsidiary has treated or disposed of, or arranged for the treatment or disposal of, any Hazardous Substances at any location: (A) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (B) to the knowledge of the Company, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (C) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against the Company or its subsidiaries. No site or facility now or previously owned, operated or leased by the Company or its subsidiaries is listed or, to the knowledge of the Company, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action.

(v)

Neither the Company nor the Company Subsidiary has caused or permitted the Release of any Hazardous Substances on or to any Company Property in such a manner as: (A) would reasonably be expected to impose liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such liability would not reasonably be expected to have a Material Adverse Effect on the Company or the Company Subsidiary; or (B) would be reasonably expected to result in imposition of a material lien, charge or other encumbrance or the expropriation of any Company Property or any of the assets of the Company or the Company Subsidiary.

(vi)

Neither the Company nor the Company Subsidiary has received from any Person or Governmental Entity any notice of any material proceeding, material action or other material claim, liability or potential liability arising under any Environmental Law that is pending as of the date of this Agreement.

(ii)

First Nations Claims. Except as disclosed in the Company Disclosure Letter, there are no claims or any legal actions with respect to native, indigenous or other aboriginal rights currently or, to the knowledge of the Company, after due inquiry, pending or threatened with respect to any of the Company Properties, and no dispute between the Company or the Company Subsidiary and any native, indigenous or other aboriginal group exists or, to the knowledge of the Company, is threatened or imminent with respect to any activities thereon.

(jj)

NGOs and Community Groups. No dispute between the Company or the Company Subsidiary and any non-governmental organization, community, or community group exists or, to the knowledge of the Company, is threatened or imminent with respect to any of the Company Properties or operations.

(kk)

Restrictions on Business Activity. Neither the Company nor the Company Subsidiary nor any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or the Company Subsidiary to conduct its business in all material respects as it has been carried on prior to the date hereof, or that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or would reasonably be expected to prevent or significantly impede or materially delay the completion of the Arrangement.

(ll)

Employee Plans. Each Employee Plan of the Company or Company Subsidiary has been maintained in material compliance with its terms and in accordance with all applicable Laws and has been publicly disclosed (including any accrued or contingent liability in respect thereto) to the extent required by applicable Securities Laws. All required employer contributions under such Employee Plans have been made in accordance with the terms thereof. Each Company benefit plan that is required or intended to be qualified under applicable Law or registered or approved by a Governmental Entity has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate Governmental Entity to revoke such qualification, registration or approval.

(mm)	Employment Matters.

(i)

There are no outstanding or, to the knowledge of the Company, threatened labour tribunal proceedings of any kind, including unfair labour practice proceedings or any proceedings which, to the knowledge of the Company, could result in certification of a trade union as bargaining agent for any employees of the Company or the Company Subsidiary.

(ii)

All current assessments under applicable workers compensation legislation have been paid or accrued by the Company and the Company Subsidiary, as applicable, and the Company and the Company Subsidiary are not subject to any special or penalty assessment under such legislation which has not been paid.

(iii)

There are no collective agreements that exist, either directly or by operation of law, between the Company or the Company Subsidiary and any trade union or association which may qualify as a trade union and neither the Company or the Company Subsidiary is currently negotiating any such agreements. To the knowledge of the Company, there are no threatened or apparent union organizing activities involving employees of the Company or the Company Subsidiary.

(iv)

To the knowledge of the Company, except for payments due pursuant to applicable Law and payments due pursuant to contracts that are consistent with the payments due pursuant to the standard form employment agreement of the Company, all other change of control, bonus payments, severance payments or termination payments, including the acceleration of the vesting or the time to exercise of any outstanding stock option or employee or director awards of the Company or the Company subsidiary, that the Company and the Company Subsidiary are obligated to pay under existing contracts to all persons including, without limitation, consultants, directors, officers, employees or agents, are as disclosed in the Company Disclosure Letter.

(nn)

Health and Safety. To the knowledge of the Company, each of the Company and the Company Subsidiary have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy, and there are no current, pending, or to the knowledge of the Company, threatened proceedings before any Governmental Entity with respect to any such matters, which if determined adversely to the Company would result in a Material Adverse Effect.

(oo)

Employment Withholdings. To the knowledge of the Company, each of the Company and the Company Subsidiary has withheld from each payment made to any of its present or former employees, officers or directors, or to other persons, all amounts required by Law or administrative practice to be withheld by it on account of income taxes, pension plan contributions, employment insurance premiums, employer health taxes and similar taxes and levies, and has remitted such withheld amounts within the required time to the appropriate Governmental Entity.

(pp)

Arrangement with Securityholders. Other than the Company Voting Agreements, this Agreement and the Confidentiality Agreement, the Company does not have any agreement, arrangement or understanding (whether written or oral) with respect to the Company or any of its securities, business or operations, with any shareholder of the Company, any interested party of the Company or any related party of any interested party of the Company, or any joint actor with any such persons (and for this purpose, the terms “interested party”, “related party” and “joint actor” shall have the meaning ascribed to such terms in MI 61-101).

(qq)

United States Securities Laws. The Company Shares are not and are not required to be registered pursuant to Section 12 of the U.S. Exchange Act. The Company is a “foreign private issuer” as that term is defined under Rule 405 promulgated under the U.S. Securities Act. The Company is not an “investment company” under the United States Investment Company Act of 1940, as amended.

(rr)

Fairness Opinion. The Company Board has received oral opinions (to be confirmed in writing) from the Company Financial Advisors and the Special Committee has received an oral opinion from the Special Committee Financial Advisor (to be confirmed in writing) respectively, that the Arrangement is fair from a financial point of view to the Company Shareholders, which opinions have not been modified, amended, qualified or withdrawn. True and complete copies of the written fairness opinions will be provided by the Company to the Newmarket promptly following delivery by the Company Financial Advisors and Special Committee Financial Advisor.

(ss)

Special Committee and Company Board Approval. The Special Committee, at a meeting duly called and held, after consultation with legal and financial advisors, has unanimously determined that the Arrangement is fair, from a financial point of view, to the Company Shareholders and is in the best interests of the Company and unanimously determined to recommend approval of this the Arrangement to the Company Board and that the Company Board recommend that the Company Shareholders vote in favour of the Company Arrangement Resolution. The Company Board, at a meeting duly called and held, upon consultation with legal and financial advisors, and the recommendation of the Special Committee has unanimously determined that the Arrangement is fair, from a financial point of view, to the Company Shareholders and is in the best interests of the Company, have unanimously approved the execution and delivery of this Agreement and the transactions contemplated by this Agreement and have unanimously resolved to recommend that the Company Shareholders vote in favour of the Company Arrangement Resolution.

SCHEDULE F

KEY THIRD PARTY CONSENTS

Set out below are the Key Third Party Consents of each of Newmarket and Company.

Newmarket Key Third Party Consents:

As disclosed in the Newmarket Disclosure Letter.

Company Key Third Party Consents:

As disclosed in the Company Disclosure Letter.